# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
The Market Protocol, LLC

***Legal status of issuer***

      ***Form***
      Limited Liability Company

      ***Jurisdiction of Incorporation/Organization***
      Delaware

      ***Date of organization***
      December 19, 2017

***Physical address of issuer***
4450 Arapahoe Ave, Suite 100, Boulder, CO 80303

***Website of issuer***
https://www.marketprotocol.io

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

*Type of security offered*
Series A Preferred Units

*Target number of Securities to be offered*
37,126 (determined with a price of $0.6734 per share)

*Price (or method for determining price) per Unit*
$0.6734 for subscriptions received no later than October 25, 2019; $0.7576 per share for subscriptions received after October 25, 2019 but not later than November 8, 2019; and $0.8418 per share for subscriptions received after November 8, 2019.

*Target offering amount*
$25,000

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,070,000

*Deadline to reach the target offering amount*
December 13, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
4

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $924,926 | $0 |
| **Cash & Cash Equivalents** | $665,801 | $0 |
| **Accounts Receivable** | $15,447 | $0 |
| **Short-term Debt** | $11,353 | $10,751 |
| **Long-term Debt** | $2,441,541 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $-2,092,218 | $-10,752 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Amended and Restated Operating Agreement
EXHIBIT C: Financials
EXHIBIT D: Series Designation of the Series A Preferred Interests
EXHIBIT E: PDF of SI Website
EXHIBIT F: Investor Deck
EXHIBIT G: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## October 4, 2019

## The Market Protocol, LLC



## Up to $1,070,000 of Series A Preferred Units

The Market Protocol, LLC ("Market Protocol", the "Company," "we," "us", or "our"), is offering up to $1,070,00 worth of units of Series A Preferred limited liability company membership interest in the Company (the "Series A Preferred Units" or, the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 6, 2019 will be permitted to increase their subscription amount at any time on or before December 13, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 6, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 13, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are**

**based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.marketprotocol.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/market.protocol

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Market Protocol, LLC is a Delaware Limited Liability Company, formed on December 19, 2017.

The Company is located at 4450 Arapahoe Ave, Suite 100, Boulder, CO 80303.

The Company's website is https://www.marketprotocol.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/market.protocol and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Series A Preferred Units being offered** | $25,000 |
| **Maximum amount of Preferred Units** | $1,070,000 |
| **Purchase price per Security** | $0.6734 for subscriptions received no later than October 25, 2019; $0.7576 per share for subscriptions received after October 25, 2019 but not later than November 8, 2019; and $0.8418 per share for subscriptions received after November 8, 2019 |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | December 13, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 12 and 13 hereof. |
| **Voting Rights** | See the description of the voting rights on 10, 16, 17, and 18. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain, and new regulations or policies may adversely affect the development of the Company's products.*** Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

***The previous and future issuances of tokens may constitute the issuance of a "security" under U.S. federal securities laws.*** The Company had generated and issued an initial set of tokens and intends to generate additional tokens in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with blockchain technology. The SEC's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company has not received any opinion from an international, national, federal, state or local regulator that the Tokens, whether already issued or to be issued in the future, are securities.

If the Tokens are considered securities then their offer and sale must be registered unless an exemption is available, which also could significantly inhibit adoption and the value of the Tokens, as well as increase the compliance costs of the Company. Depending on what regulatory classification(s) may be made, there may be other securities law issues under the Exchange Act, the Investment Advisers Act of 1940, the Investment Advisers Act of 1940, the Commodity Exchange Act, or other state, federal or international statutes or regulations.

With respect to Tokens that are issued, it is possible that regulatory authorities will prevent the transfer or sale of such Tokens in accordance with applicable law regarding restrictions on the transfer of unregistered securities. The disposition of Tokens under U.S. securities law is evolving rapidly, and there is a significant risk that changes in the treatment of Tokens may significantly impact the value of the Company.

The results of defending and resolving any and all such possible disputes are impossible to predict but could amount to millions of dollars in defense costs alone. The amounts of damages or other cash awards payable in resolving such disputes are likewise impossible to predict but could conceivably amount to the entirety of the funds raised by the Company, and more. Sanctions other than rescission and awards of actual damages could include injunctions and other equitable relief, plus, particularly in the case of claims brought by the government, civil money penalties, fines and exemplary or punitive damages.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cryptocurrency trading market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company forecasts project aggressive growth post-raise.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product.*** It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its membership interests. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

***The Company may not be successful in obtaining issued patents.*** The Company filed a provisional patent application for Tradable Blockchain Asset Position Tokens. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The Company may be accused of infringing intellectual property rights of third parties.*** The Company has not evaluated whether its technology does not or will not infringe upon the intellectual property rights of any third party, and may be subject to claims of alleged infringement of the intellectual property rights of third parties. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, payment of damages or settlement amounts, and reduced confidence in the Protocol and the Tokens and the ability of users to hold and transfer Tokens in the future. Additionally, the Company may become subject to injunctions prohibiting them from using software, business processes, trademarks or other intellectual property that they currently use or may need to use in the future, or requiring the Company to obtain licenses from third parties when such licenses may not be available on feasible or acceptable terms.

A successful intellectual property claim that might prevent the Company from accessing the network or utilizing the Protocol or Tokens could force the Company to terminate development of the Protocol and liquidate the Company.

***The Company's success is dependent on consumer adoption of cryptocurrency trading, a relatively unproven market.*** The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for cryptocurrency trading is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of cryptocurrency trading that the Company has experienced in the past will continue in the future.

***Governmental regulation and associated legal uncertainties may adversely affect the Company's business.*** Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cryptocurrency trading space. Additionally, the product may be in a market where customers will not have brand loyalty.

***The Company is subject to rapid technological change and dependence on new product development.*** Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

***Officers of the Company, Seth Rubin and Collins Brown, are plaintiffs in an ongoing suit.*** Rubin and Brown are suing a former employer regarding a commercial dispute originating in 2016 over a fine levied on the employer as a result of a CFTC investigation. Seth and Collins have asked a federal judge for a declaratory judgment stating that their previous employer cannot require employees to pay fines levied on the employer. The past year and a half have been spent going back and forth to determine if the dispute should be arbitrated or handled in court. This is a civil issue and there is no exposure to Market Protocol. Furthermore, there is no pending or ongoing regulatory investigation.

***The Company's Board of Managers does not keep meeting minutes from its board meetings.*** Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

***The Company does not currently have employment contracts in place with certain key employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. The Company has confirmed that they are working to put in place employment agreements, but there is no guarantee that they will be entered into.

**Risks Related to the Securities**

***The Series A Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Units. Because the Series A Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Units may also adversely affect the price that you might be able to obtain for the Series A Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78.7% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Your ownership of the Series A Preferred Units may be subject to dilution.*** Purchasers of Series A Preferred Units will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A Preferred Units in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A Preferred Units depending on the terms and pricing of any future membership interest issuances (including the Series A Preferred Units being sold in this Offering) and the value of the Company's assets at the time of issuance.

***You will be bound by an investor proxy agreement, which limits your voting rights.*** All purchasers of less than $50,000 of Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future Series A Preferred Units into common interests without your consent.

***The Securities will be equity interests in the Company and will not constitute indebtedness.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A Preferred Units.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**BUSINESS**

**Description of the Business**
We create the 'legos' everyone else uses to build the next generation of derivatives to represent any asset, such as, Apple shares, YEN or leveraged Bitcoin. We built a framework where two or more people can enter into an agreement to pay each other based on a series of rules without trusting each other or ever interacting again.

Legacy financial operations around clearing, accounting and settlement are replaced by smart contracts. Collateral is stored safely, eliminating counterparty risk. These derivatives can trade on any crypto exchange enabling the global distribution of financial products with no new infrastructure and little implementation effort.

- Market Protocol (May 2019): The 'legos' everyone else uses to build products. It's a secure open-source framework to build derivatives on the Ethereum blockchain.
- Market Protocol Exchange (MPX - June 2019):  MPX highlights our token offerings, promotes brand awareness, and generates valuable feedback directly from traders. MPX will be upgraded to a simpler trading interface.
- Minting Platform (Polymer - July 2019): This is where the 'legos' created with MARKET Protocol are combined to create products with a straightforward interface.

**Business Plan**
Our revenue model is similar to charging a fee on assets under management. We charge a 0.5% fee based on the total amount of assets deposited in Market Protocol contracts. Assets are deposited by traders, market makers and investors. Contracts expire and are relisted every 28 days resulting in recurring revenue.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Market Protocol | A secure open-source framework for generating Position Tokens | Crypto traders and Crypto users. |
| Minting Platform | Venue for users to originate Position Tokens by depositing collateral | Crypto traders and Crypto users. |
| MPX Exchange | Venue for users to trade Position Tokens among themselves | Crypto traders and Crypto users. |

**Competition**
The markets in which participate are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we operate, we compete against other established brands. Product quality, performance, value are also important differentiating factors.

**Customer Base**
Our customers are Crypto traders and Crypto users.

**Intellectual Property**
The Company is dependent on the following intellectual property:

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 88048167 | Computer software design, namely, design, development, and implementation of software enabling traders and businesses to create applications or to buy and sell both digital and physical assets in a safe solvent and trustless marketplace; software for | MARKET PROTOCOL | July 23, 2018 | | United States |

| | | | | |
|---|---|---|---|---|
| | management and authentication of cryptocurrency, virtual currency, and digital tokens; namely, providing the temporary use of an online, non-downloadable software platform enabling users to trade and exchange contract relationships | | | |

### Provisional Patent Applications

The Company has filed the following provisional patent applications. The filing of a provisional patent application in no way guarantees that the patent will be issued.

| Application or Registration # | Title | File Date | Country/Organization |
|---|---|---|---|
| | Tradable Blockchain Asset Position Tokens | | United States |

### Litigation

Officers of the Company, Seth Rubin and Collins Brown, are plaintiffs in an ongoing suit. Rubin and Brown are suing a former employer regarding a commercial dispute originating in 2016 over a fine levied on the employer as a result of a CFTC investigation. Seth and Collins have asked a federal judge for a declaratory judgment stating that their previous employer cannot require employees to pay fines levied on the employer. The parties to the suit have been working to determine if the dispute should be arbitrated or handled in court. This is a civil issue involving Seth and Collins and there is no exposure to Market Protocol. Furthermore, there is no pending or ongoing regulatory investigation.

### USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

### Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Payroll & Benefits | 60% | 60% | 60% |
| Contract Staff | 20% | 20% | 20% |

| | | | |
|---|---|---|---|
| Legal Expenses | 10% | 10% | 10% |
| Marketing | 5% | 5% | 5% |
| General Expenses | 5% | 5% | 5% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Seth Rubin | Co-Founder & CEO (Jun 2017 - Present) | Market Protocol, Co-Founder & CEO (Jun 2017 - Present) [Business development, strategy and fundraising. ]<br><br>BRE Trading, Partner (Jan 2013 - Jun 2017) [Daily trading, Business operations, trading strategy development] |
| Collins Brown | Co-Founder & COO (Jun 2017 - Present) | Market Protocol, Co-Founder & COO (Jun 2017 - Present) [Oversees business operations]<br><br>BRE Trading, Partner (Jan 2013 - Jun 2017) [Daily trading, Business operations, trading strategy development] |
| Phil Elsasser | Co-Founder & CTO (Jun 2017 – July 2019) | Market Protocol, Co-Founder & CTO (Jun 2017 – July 2019) [Implement technical strategy and product development, managed day to day dev staff.]<br><br>BRE Trading, Senior Developer (Jul 2013 - Jun 2017) [Create and maintain technical infrastructure and trading strategies] |

***Indemnification***

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has 3 employees in the US and 1 contractor.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

*Authorized Interests*

Pursuant to Section 5.1 of its Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement"), a copy of which is attached hereto as Exhibit B, the Company is authorized to issue two classes of limited liability company membership interests referred to herein as "Common Interests" and "Preferred Interests." The Common Interests and the Preferred Interests are issued in unit increments (each a "Unit" and in the plural, the "Units"). There is initially authorized fifteen million five hundred thousand (15,500,000) Units of Common Interests (the "Common Units") and four million six hundred thousand (4,600,000) Units of Preferred Interests (the "Preferred Units") which are designated as Series A Preferred Interests, or the "Series A Preferred Units."

*Issued Interests*

The Company has issued the following outstanding securities:

| Type of security | Amount outstanding or committed to be issued* | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Interests** | 9,334,889 | Yes | N/A | 77.85% | N/A |
| Class B and Class C Interests | 1,366,185 Series A Preferred Units | Yes | N/A – This Offering assumes the pre-issuance of these Units. | 11.39% | N/A |
| Simple Agreements for Future Tokens (SAFTs) | 1,289,055 Series A Preferred Units | Yes | N/A – This Offering assumes the pre-issuance of these Units. | 10.75% | N/A |

\* Assumes and includes the issuance of additional Common Units and Series A Preferred Units upon the conversion of outstanding Class B, Class C Interests and SAFTs.

\*\* Includes 1,334,889 Common Units to be issued upon the conversion of outstanding Class B Interests.

Additionally, the Company has reserved 1,530,234 Common Units for future issuance to employees, directors and consultants under a to-be-adopted equity incentive plan.

The Company has the following debt outstanding:
None.

**Ownership**

Below are the Founders and beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held* | Percentage ownership |
|---|---|---|
| Cognita LLC (Collins Brown) | Common Units and Series A Preferred Units | 22.90% |
| Orchard Tree, LLC (Seth Rubin) | Common Units and Series A Preferred Units | 33.05% |

\* Assumes and includes the issuance of additional Series A Preferred Units upon the conversion of outstanding Class B Interests.

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**
The Market Protocol, LLC ("the Company") is a limited liability company organized under the laws of Delaware. The Company's open source blockchain software enables investors, traders or other users to generate digital assets.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds," which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $116,160.60 in cash on hand as of 9/30/2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit C.

**Valuation**
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $11,380,900.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Friends and Family | 1/1/2018 | Reg D, 506b | Convertible Note | $550,000 | Development and Operations |
| SAFT | 9/2018 | Reg D, 506b | SAFT | $2,114,130 | Development and Operations |

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Operating Agreement, the Series Designation of the Series A Preferred Interests (the ":Series A Designation"), a copy of which is attached hereto as Exhibit D, the Series A Preferred Units Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Units to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

**Classes of securities of the Company**

**Common Interests**

*Dividend Rights*
Yes

*Voting Rights*
Yes, one vote for each Unit of Common Interest.

*Right to Receive Liquidation Distributions*
Yes, junior to those for the Series A Preferred Units

*Rights and Preferences*
None

***Previously Issued Preferred Interests***

Class B and Class C Interests, to be converted into 1,334,889 Common Units and 1,366,185 Series A Preferred Units.

***Previously Issued SAFTs***

Outstanding SAFTS to be converted into 1,289,055 Series A Preferred Units

***The Series A Preferred Units***

*Dividend Rights*
Holders of Series A Preferred Units are entitled to receive dividends pari passu with holders of Common Units, as may be declared from time to time by the board of managers out of legally available funds. The Company has never declared or paid cash dividends on any of its capital interests and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
Yes, one vote for each Unit of Series A Preferred Interest.

Holders of Series A Preferred Units are entitled to vote on all matters submitted to a vote of the members of the Company as a single class with the holders of Common Units. Specific matters that might otherwise not require a member vote (Major Decisions) shall be approved by the Company's board of managers and submitted to a vote of the members require the approval of a majority of the members (including the holders of Series A Preferred Units) voting together as a single class. These matters include any vote to:

- increase or decrease the authorized number of membership interests of any class or series of capital interest;

- authorize or create (by reclassification or otherwise) any new class or series of capital equity having rights, powers, or privileges set forth in the operating agreement, as then in effect, that are senior to or on a parity with any series of Preferred Interests;
- redeem or repurchase any Units of Common Interests or Preferred Interests (other than pursuant to employee or consultant agreements giving the Company the right to repurchase interets upon the termination of services pursuant to the terms of the applicable agreement);
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event (e.g., a merger or a sale of the Company or substantially all of its assets), or consent, agree or commit to do any of the foregoing.

The following action would also require a majority vote of the Series A Preferred Units voting as a separate class:
- altering the rights, powers or privileges of the Series A Preferred Units set forth in the operating agreement, as then in effect, in a way that adversely affects the Series A Preferred Units;

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Units will be entitled to receive, to the extent that funds are available for distribution after (i) the payment of all debts and liabilities of the Company and expenses of liquidation and (ii) the setting aside of reserves, as the board of managers may decide, for the payment of contingent liabilities, 1 times the original issue price, plus any declared but unpaid distributions. Holders of Series A Preferred Units receive these distributions before any holders of Common Units.

*Conversion Rights*
The Series A Preferred Units convert automatically into Common Units on a one-for-one basis (subject to proportional adjustments for splits, dividends and the like) (i) immediately prior to, and subject to, the consummation of the Company's initial public offering, or (ii) upon written consent of the holders of seventy-five percent (75%) of the outstanding Series A Preferred Units. The Series A Preferred Units are not otherwise convertible.

*Rights under the Series A Preferred Units Investment Agreement*
Under the Series A Preferred Units Investment Agreement (the "Investment Agreement"), investors are granted some additional rights and preferences under the Investment Agreement, as summarized below. Investors are granted certain information rights and there is right a first refusal for the participation in certain new offerings of securities by the Company.

Holders of Series A Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of interests of the Company agrees that, in the event the Company's board of managers, and a majority of both (i) the holders of the Company's Common Units then outstanding, and (ii) the holders of the Company's Series A Preferred Units then outstanding, voting as separate classes, vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective Units, then all holders of Units will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their Units.

All purchasers who invest less than $50,000 in the Series A Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your Series A Preferred Units into Common Units without your consent.

**What it means to be a minority holder**
As an investor in Series A Preferred Units of the Company, your rights will be more limited than the rights of the holders of Common Units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to Common Units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

This description of the rights of the Series A Preferred Units under the Investment Agreement is summary in nature and qualified in its entirety by reference to the Operating Agreement, the Series A Designation and the Investment Agreement, which should be read by you in the entirety.

**Dilution**
Even once the Series A Preferred Units convert into common equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional membership interests. In other words, when the Company

issues more membership interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of membership interests outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity incentive options, or by conversion of certain instruments (e.g. convertible bonds, preferred interests or warrants) into membership interests.

If a company decides to issue more securities, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into membership interests. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Series A Preferred Units.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

## OTHER INFORMATION

**Bad Actor Disclosure**
None.

## SEEDINVEST INVESTMENT PROCESS

### *Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Units. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per unit of security when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Seth Rubin

_____

(Signature)

Seth Rubin

_____

(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Seth Rubin

_____

(Signature)

Seth Rubin

_____

(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

_____

(Title)

October 4, 2019

_____

(Date)

/s/Collins Brown

_____

(Signature)


Collins Brown
_____

(Name)


COO
_____

(Title)


October 4, 2019
_____

(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**

*Amended and Restated Operating Agreement*

# AMENDED AND RESTATED

# LIMITED LIABILITY COMPANY OPERATING AGREEMENT

# OF

# THE MARKET PROTOCOL, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "**Agreement**") is entered into as of **[\*]**, 2019 (the "**Effective Date**"), among **THE MARKET PROTOCOL, LLC** (the "**Company**") and the members listed on **Schedule A** to this Agreement (each a "**Member**," and collectively, together with each person or entity (a "**Person**") hereinafter becoming a party to this Agreement, the "**Members**").

## RECITALS

A.      The Company was duly formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"), on December 19, 2017, as a Delaware limited liability company by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware.

B.      On January 3, 2018 the then Members of the Company entered into a limited liability company operating agreement governing the affairs of the Company and the conduct of its business (the "**Operating Agreement**").

C.      In connection with and to facilitate a concurrent private placement financing (the "**Offering**"), the Company desires to convert all of its outstanding membership interests (i.e., Class A Interests, Class B Interests and Class C Interests) into Common Interests (as defined below) and Series A Preferred Interests.

D.      On the date hereof, the board of managers of the Company, pursuant to and in accordance with Section 12.1 of the Operating Agreement and in furtherance of the previous Recital, having deemed it desirable to amend and restate the Operating Agreement, hereby amends, restates and adopts the Operating Agreement as amended and restated below, to set forth the terms governing the affairs of the Company and the conduct of its business.

E.      Members who have signed this Agreement on the signature pages hereto have thereby ratified the adoption of this Agreement by the board of managers.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

## TERMS OF AGREEMENT

1.      *Name*.  The name of the Company is The Market Protocol, LLC. The Board (as defined below) may change the name of the Company from time to time.

2.      ***Purpose and Powers***.  The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3.  ***Registered Office***.  The registered office of the Company shall be as from time to time set forth in the Certificate of Formation, as amended.

4.  ***Term***.  The Company shall have a perpetual existence; *provided*, *however,* that the Company shall dissolve, and its affairs shall be wound up, at the election of the Members required for such under this Agreement or upon the occurrence of an event of dissolution under the Act; *provided, further, however,* that upon the occurrence of an event of dissolution under the Act, the Members may elect to continue the Company to the extent permitted under the Act.

5.  ***Units***.

5.1.  General. The membership interests in the Company shall be divided into two classes of interests referred to herein as "**Common Interests**" and "**Preferred Interests.**"  The Common Interests and the Preferred Interests shall be issued in unit increments (each a "**Unit**" and collectively, the "**Units**").  There shall be initially authorized fifteen million five hundred thousand (15,500,000) Units of Common Interests (the "**Common Units**") and four million six hundred thousand (4,600,000) Units of Preferred Interests (the "**Preferred Units**") which shall be designated as Series A Preferred Interests, or the "**Series A Preferred Units**."  As of the date of and effective upon the signing of this Agreement, 9,334,889 Common Units have been issued and are outstanding and 2,655,240 Series A Preferred Units have been issued and are outstanding.  The Company has reserved four million six hundred thousand (4,600,000) Common Units for issuance upon conversion of the Series A Preferred Units and an additional one million five hundred thirty thousand two hundred thirty-four (1,530,234) Common Units for issuance under the Company's to-be-adopted equity incentive plan.  The Board is authorized to designate that the Preferred Units be divided into and issued from time to time in one or more series as may be fixed and determined by the Board as provided in Section 5.3.  The designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions of the Series A Preferred Units are set forth in the Series Designation (as defined below) of the Series A Preferred Units provided in Exhibit A to this Agreement.  The number, class and series of Units allocated to each Member is set forth on **Schedule A**, and the issue price to investors of the Series A Units in the Offering shall be $0.8418 (the "**Series A Preferred Unit Issue Price**").  The Series A Preferred Units shall be convertible into Common Units in accordance with the provisions of Section 5.2.  By reason of the application of the various provisions of this Agreement, the attributes of each Unit as to the other Units may or may not be identical.  The Units may also be subject to vesting as determined by the Board. The Units shall not be certificated.  The Board shall update **Schedule A** to reflect the issuance of additional Units or any transfers of Units made in compliance with the terms of this Agreement.

5.2.  Conversion of Series A Preferred Units.

5.2.1.  Automatic Conversion.  Upon either (a) the closing of the Company's initial public offering or (b) the date and time specified by vote or written consent of the holders of at least seventy-five percent (75%) of the then outstanding Series A Preferred Units, all outstanding Series A Preferred Units shall automatically be converted into Common Units.

5.2.2.  Number of Common Units. In connection with any conversion pursuant to Section 5.2.1, each Series A Preferred Unit shall be convertible into that number of Common Units that is equal to the Series A Preferred Unit Issue Price divided by the Series A Preferred Unit Conversion Price. The "**Series A Preferred Unit Conversion Price**" shall initially be equal to the Series A Unit Issue Price, and shall be subject to adjustment as provided in Section 5.2.3.

5.2.3.  Adjustments to Series A Preferred Unit Conversion Price.

(A)     Adjustments for Subdivisions or Combinations of Common Units. After the Effective Date, if the outstanding number of Common Units shall be subdivided (by split, dividend or otherwise) into a greater number of Common Units, the Series A Preferred Unit Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. After the Effective Date, if the outstanding number of Common Units shall be combined (by reclassification or otherwise) into a lesser number of Common Units, the Series A Preferred Unit Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(B)     Adjustments for Reclassification, Exchange and Substitution. If the Common Units issuable upon conversion of the Series A Preferred Units shall be changed into the same or a different number of securities, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination provided for above or a Deemed Liquidation Event subject to Section 11), then in any such event each Holder of Series A Preferred Units shall thereafter have the right thereafter to convert such Units into the kind and amount of units and other securities and property receivable upon such capital reorganization, reclassification or other transaction by a Holder of the number of Common Units into which such Holder's Series A Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

5.2.4.   Effect of Conversion. Notwithstanding anything in this Agreement to the contrary, each Series A Preferred Unit that has been converted into a Common Unit under this Section 5.2 shall cease to have the rights, preferences and privileges provided under this Agreement for the Series A Preferred Units and shall thereafter be treated as a Common Unit for all purposes.

5.3.     Issuance of Additional Units.  The Board is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Board shall determine, all without the approval of any Members, unless such approval is required by Section 6.5 herein or applicable law.  Each Unit shall have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement and any Series Designation, no Units shall entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

5.4.     Creation of Additional Series of Preferred Interests.  Subject to obtaining any consent required under any Series Designation or Section 6.5 or 19.1 of this Agreement, the Board shall be authorized to create one or more classes or series of Preferred Interests with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions as shall be fixed by the Board in the exercise of his sole discretion and reflected in a written action or actions approved by the Board (each a "**Series Designation**").  The creation of any new series or class of Membership Interest shall be deemed an amendment, modification or restatement of this Agreement and shall, in addition to any other approval or consent described above, require compliance with Section 19.1.

5.5.     Other Securities.  The Board is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("**Additional Securities**"), to any Persons on terms and conditions established in the sole and complete discretion of the Board, all without the approval of any Member, unless such approval is required by applicable law.  Subject to Section 5.1, there shall be no limit on the number of other Additional Securities that may be so issued, and the Board shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities. **Schedule A** to this Agreement shall set forth all such Additional Securities and the Board shall update **Schedule A** as required from time to time.

5.6. <u>Incentive Units</u>. The Board may adopt an equity incentive plan and issue, without further Member approval, Common Units aggregating up to 10% of the Company's issued and outstanding Units (but not to exceed 1,550,000 Common Units) to executives, employees, and consultants with such vesting terms as the Board may determine from time to time ("**Incentive Units**"). In order for the Board to issue Incentive Units to any of the Founder Managers (as defined below), such issuance(s) must be approved by the holders of a majority of the outstanding Series A Preferred Units. **Schedule A** to this Agreement shall set forth all such equity incentive awards, and the Board shall update **Schedule A** as required from time to time. Incentive Units may be "profits interests" under Revenue Procedures 93-27 and 2001-43

5.7 <u>Profits Interests</u>. It is understood and agreed that to the extent that any Member has received Units under this Agreement but has not made a corresponding capital contribution for such Units, such Member has received a "profits interest" in this Company in connection with the performance of services, as contemplated by Revenue Procedure 93 27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. Members who receive a "profits interest" shall have the distribution rights described under Section 9, the allocation rights described under Section 10 and the voting rights described under Section 6.6.2, but shall have no initial Capital Account credit with respect to such profits interest. If the Company were to be dissolved on the day following the date of the issuance of a profits interest, Units representing such "profits interest" would not be entitled to any liquidating distribution under Section 11; accordingly, a "profits interest" has a value of zero (0) as of the date of issuance. Pursuant to Notice 2005-43, I.R.B. 2005-24 ("**Notice 2005-43**"), when Proposed Regulations Section 1.83-3(l) becomes effective, the fair market value of a "profits interest" can be determined by its liquidation value (as described above) only if the Company makes the "safe harbor" election described in Notice 2005-43. Accordingly, each Member agrees that (i) the Company and the Board are authorized and directed to file, when appropriate, a written election to have the "safe harbor" described in Notice 2005-43 (or its successor) apply irrevocably to the issuance of all interests in the Company issued in connection with the performance of services while the "safe harbor" election is in effect, and (ii) the Company and each of its Members (including Members who have received "profits interests") shall comply with all requirements of the "safe harbor" while the "safe harbor" election is in effect.

6. *Management*.

6.1. <u>General</u>. Subject to the terms and conditions set forth herein, including Section 6.5 below, responsibility for the management of the business and affairs of the Company shall be vested in a board of managers of the Company (the "**Board**") and the persons constituting the Board shall be the "managers" of the Company for all purposes of the Act (the "**Managers**").

6.2. <u>Appointment and Removal of Managers</u>. Unless otherwise specified in a Series Designation, the Managers shall be appointed by the holders of a majority of the outstanding Units voting together as one class (a "**Majority of Members**"). The number of Managers constituting the entire Board shall be three (3), or such greater or lesser number as the Board shall determine from time to time. The Managers need not be Members of the Company. A Manager may be removed and/or replaced by the affirmative vote or written consent of the holders of seventy-five percent (75%) of the outstanding Units voting together as one class. As of the date of this Agreement, the Managers constituting the Board shall be Collins Brown, Seth Rubin and Phil Elsasser (together, the "**Founder Managers**"). The Managers shall hold office until their respective successors are chosen and duly qualified in accordance with this Section 6.2. The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a

Member.  If a Manager resigns or is removed, a meeting of the appropriate Members to elect a successor must be called promptly and held as soon as reasonably possible.

6.3.    Board Meetings.  The Company may hold meetings of the Board from time to time at the Company's principal offices or such other place as the Board shall designate.  The Board shall meet as and when the members of the Board deem necessary.  Such meetings shall be noticed, held and conducted in accordance with the following provisions.

6.3.1.    Notice.  Regular meetings of the Board may be held at any time or date which has been designated by the Board and publicized among all Managers, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means.  No further notice shall be required for a regular meeting of the Board.  Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any Manager by attendance thereat, except when the Manager attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3.2.    Quorum and Voting.  A quorum of the Board shall consist of a majority of the exact number of Managers fixed from time to time by the Board in accordance with Section 6.2; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the Managers present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting.  All questions and business shall be determined by the affirmative vote of a majority of the Managers present at the meeting, unless a different vote be required by law, the Certificate of Formation or this Agreement.

6.3.3.    Meetings by Electronic Communications Equipment.  Any Manager may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.3.4.    Action by Written Consent.  Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all of the Managers consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board.  Such consent shall be treated for all purposes as the act of the Board.

6.3.5.    Authority of the Board.  Subject to the provisions of this Agreement that require the consent or approval of one or more Members, the Board shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Board or persons designated by the Board, including individual Managers or officers and agents appointed by the Board, shall be the only persons authorized to execute documents which shall be binding on the Company.  To the fullest extent permitted by the Act, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company.  The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in this Agreement and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including the power and authority to undertake and make decisions concerning: (i) hiring and firing service providers, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (ii) opening bank and other deposit accounts and operations thereunder, (iii) borrowing money, obtaining credit, issuing notes and debentures and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (iv) making investments in or the acquisition of securities or assets of any Person, (v) the issuance by the Company of any additional Units or the addition of a new Member; (vi) giving guarantees and indemnities, (vii) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (viii) forming subsidiaries or joint ventures, (ix) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (x) hiring and termination of the independent public accountant for the Company, (xi) making all tax and accounting elections and determinations, (xii) hiring and termination of the senior management members of the Company, (xiii) calling meetings of Members and (xiv) other matters as provided by resolution of the Board.

6.4.    Delegation of Authority.  The Board by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; *provided, however*, that no such delegation by the Board shall cause the persons constituting the Board to cease to be the "managers" of the Company within the meaning of the Act.  The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary.  Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Pennsylvania corporation would have to act for a Pennsylvania corporation in the absence of a specific delegation of authority; *provided, however*, that unless such power is specifically delegated to the officer in question either for a specific transaction or generally, no such officer shall have the power to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities or assets of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company.  The current officers of the Company, who may be removed by the Board with or without cause, are as follows:

> Seth Rubin – Chief Executive Officer and President
> Collins Brown – Executive Vice President
> Phil Elsasser – Treasurer and Secretary

6.5.    Major Decisions.  Notwithstanding anything to the contrary in this Agreement, authority to take the following actions (each, a "**Major Decision**") shall require the approval of the Board and a Majority of Members (including the holders of a majority of the outstanding Preferred Units):

6.5.1.    Any amendment to this Agreement, the Certificate of Formation or any Series Designation which alters or repeals any provision of this Agreement if such action would adversely change the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Preferred Units;

6.5.2.	An increase or decrease of to the number of authorized Units of any class or series.

6.5.3.	The creation of one or more classes or series of Preferred Interests with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions senior to those of the Series A Preferred Units.

6.5.4.	The repurchase or redemption, or agreement to repurchase or redeem, any securities of the Company other than from employees or consultants of the Company upon termination of their engagement pursuant to prior existing agreements approved by the Managers of the Company.

6.5.5.	The sale of all or substantially all of the Company's assets;

6.5.6.	The merger or consolidation of the Company with another entity; or

6.5.7.	The dissolution, winding up or liquidation of or filing by the Company of a petition for bankruptcy, insolvency, reorganization or other similar matter under any federal or state law.

6.6.	Member Meetings. The Company may hold meetings of the Members from time to time at the Company's principal offices or such other place as the Board shall designate. Such meetings shall be noticed, held and conducted in accordance with the following provisions.

6.6.1.	Notice. Written notice shall be provided by the Board to each Member of any meeting, which notice shall state the place, date, time, and purpose of such meeting at least ten (10), but not more than sixty (60), calendar days before the date on which such meeting is to be held. To the extent provided by law, notice may be provided by telegraph, facsimile or electronic mail. A written waiver of notice, signed by the Member entitled to notice, whether before or after the time of the meeting referred to in such waiver, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice thereof. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except as provided by law. A meeting of the Members may also be called by Member(s) holding at least a thirty percent (30%) of the outstanding Units (in the aggregate) in the Company, subject to the same requirements and provisions for meetings called by the Board.

6.6.2.	Quorum and Voting. A Majority of Members shall be required to attend in order to constitute a quorum. A quorum at a meeting of Members will not be needed to discuss information about the Company's business and prospects, but will be required for any decisions or action requiring the consent, approval or other action of Members. Each Member shall be entitled to one vote for each Unit held in such Member's name, as reflected on **Schedule A**. Except as otherwise provided herein, any matter decided by the Members shall be so decided by the consent of a Majority of Members.

6.6.3.	Meetings by Electronic Communications Equipment. Any Member may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

6.6.4.	Action by Written Consent. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if a Majority of Members consent thereto in writing or by electronic transmission (including by electronic mail), and such writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Members. Such consent shall be treated for all purposes as the act of the Members.

7.    ***Capital Contributions***.  Concurrently with or prior to the execution of this Agreement, the Members have made an initial contribution to the capital of the Company in the amount specified in **Schedule A** hereto opposite each Member's name.  Each Member's Capital Account shall be credited with an amount equal to the cash plus the fair market value of property contributed to the Company by such Member.  Except to the extent required under the Act, the Members shall not be required to make any additional contributions to the capital of the Company. No interest shall accrue on any contribution and the Members shall expressly have no right to withdraw or be repaid or receive any return on any contribution, except in each case as expressly provided in this Agreement.

8.    ***Capital Accounts***.  An individual capital account (each, a "**Capital Account**") shall be maintained for each Member in accordance with the provisions of Income Tax Regulations, including any Temporary Regulations, promulgated under the Internal Revenue Code of 1986, as amended (the "**Code**"), as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations) (the "**Treasury Regulations**") section 1.704-1(b)(2)(iv).  No Member shall be permitted to withdraw any portion of their capital contribution without the prior written consent of a Majority of Members.  No Member shall have any obligation to restore a deficit balance in its Capital Account.

9.    ***Distributions***.

9.1.    Distributions Generally.  The Board from time to time may determine the amount of cash and other property of the Company that is not reasonably necessary for the operation of the Company and is available for distribution to the Members and, in its discretion, may cause the Company to distribute such cash and property to the Members, subject to any limitations imposed by the Act and any contractual obligations of the Company, first, in accordance with and as required by the terms of any Series Designation, and second, pro rata in accordance the Members respective Unit holdings as set forth on **Schedule A** hereto.

9.2.    Tax Distributions.  The Company shall, to the extent of available cash of the Company, make distributions to Members in such amounts as the Board determines, in its sole discretion, are necessary to provide liquidity for the payment of taxes arising from allocations of profits to Members to the extent of such tax payment obligation for the Member with the highest marginal tax burden. Any tax distribution to a Member under this Section 9.2 shall be treated as an advance on the distributions to which the Member is otherwise entitled under Section 9.1.

10.    ***Allocations***.

10.1    Net Profits and Net Losses.  The terms "net profits" and "net losses" of the Company shall mean the net profits or net losses of the Company as determined in accordance with Treasury Regulations section 1.704-1(b)(2)(iv).  After giving effect to the special allocations set forth in Section 10.2 hereof, net profits and net losses of the Company for any fiscal year shall be allocated among the Members in accordance with their respective Unit holdings.

10.2.    Special Allocations.  The following special allocations shall be made:

10.2.1.    Nonrecourse Debt Allocations.  Notwithstanding anything to the contrary contained above in this Section 10, the Company shall comply with Treasury Regulations section 1.704-2, as amended, with respect to the allocation of deductions and the chargeback of minimum gain on nonrecourse debts of the Company.

10.2.2. <u>Qualified Income Offset</u>. Notwithstanding anything to the contrary contained herein, no Member shall be allocated net losses which would cause or increase a deficit balance in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)). If any Member shall receive with respect to the Company an adjustment, allocation or distribution in the nature described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4)-(6) which causes or increases a deficit in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)), such Member shall be allocated items of income and gain in an amount and manner as will eliminate such deficit balance as quickly as possible; it being intended that this Section 10.2.2 shall constitute a "qualified income offset" within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(d)(3). Any allocations made under this Section 10.2.2 shall be taken into account in making allocations under Section 10.1 above so that, to the extent possible, and to the extent permitted by the Treasury Regulations, the cumulative allocations of net profits and net losses under Section 10.1 and this Section 10.2.2 to each Member shall be equal to the net amount that would have been allocated to each Member if the allocations under this Section 10.2.2 had not been made.

10.3. <u>Tax Allocations: Code Section 704(c)</u>.

10.3.1. In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value.

10.3.2. Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of net profits, net losses, other items or distributions pursuant to any provision of this Agreement.

11. ***Winding Up and Distribution Upon Dissolution***.

11.1 The Company shall be dissolved and its affairs wound up on a date determined by a Majority of Members. Upon the winding up and termination of the Company in accordance with the Act or a Deemed Liquidation Event (as defined below), the assets of the Company shall be distributed in the following order: (i) first, to the payment of the debts and liabilities of the Company (including any loans or advances made by the Members to the Company) and the expenses of liquidation; (ii) second, to the creation of any reserves which the Board deems reasonably necessary for the payment of any contingent or unforeseen liabilities or obligations of the Company or the Members (to the extent the Company is liable therefor) arising out of or in connection with the business and operation of the Company; (iii) third, in accordance with and as required by the terms of any Series Designation, and (iv) thereafter, to the Members in accordance with Section 9, determined after all allocations of net profits and net losses under Section 10 and all non-liquidating distributions to the Members have been reflected. The Members intend (i) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be interpreted so that the final Capital Account balances of the Members equal the liquidating distributions made under this Section 11, and (ii) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be applied and amended by the Board, if and to the extent necessary to produce such result even if any such application or amendment requires (A) first, special allocations of gross income and/or gross deductions for the current fiscal year (or, if necessary, any other period), and (B) second, if necessary, the amendment of prior tax returns for the Company.

11.2     A "**Deemed Liquidation Event**" means any event resulting in the liquidation of the Company and the winding up of its business and affairs, including (a) a merger or consolidation in which the Company (i) is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent company of such surviving or resulting entity; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets, technology or intellectual property of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company. For the avoidance of doubt, a business combination that is primarily for the purpose of re-domiciling of the Company, converting the Company from a limited liability company to a corporation or establishing a holding company structure or similar structure shall not be deemed to be a Deemed Liquidation Event.

## 12.     *Prohibitions on Assignment of Interest; New Members*.

12.1     <u>General Restriction</u>.  No Member shall make any transfer, gift, assignment, sale, pledge, encumbrance or other disposition (each a "**Disposition**") unless the Disposition is made in accordance with the provisions of this Section 12.  Any Disposition contrary to the provisions of this Section 12 shall be void.  None of the Members may Dispose of any Units, except (i) for Dispositions to Permitted Transferees (as defined below) pursuant to Section 12.2 or (ii) Dispositions made pursuant to Sections 12.3, 12.4, 12.5 or 12.6.  The Members agree that any proposed Disposition or offer of Disposition contrary to the provisions of this Section 12 would result in irreparable harm to the Company and the other Members, and that the Company and the other Members shall each accordingly be entitled to injunctive relief in any court or other forum of competent jurisdiction for the purpose of restraining or rescinding such Disposition or offer of Disposition.  This remedy shall be in addition to and not exclusive of any other remedy available to the Company or the other Members at law or in equity or pursuant to any other provision of this Agreement.

12.2.     <u>Dispositions to Permitted Transferees</u>.  A Member shall be entitled to Dispose of all or any part of such Member's Units (whether now owned or hereafter acquired) to the following Persons (each, a "**Permitted Transferee**"), if the transferee agrees in writing to be bound by the provisions of this Agreement and the transfer to such Permitted Transferee will not adversely affect the tax consequences for any Member or for the Company, as determined in the reasonable judgment of the Board: (i) any other Member, (ii) the spouse, immediate family members and lineal descendants of such Member and any spouse thereof, (iii) a trust for the benefit of any of the foregoing, (iv) a partnership or other entity all of the owners of which are included within the foregoing, or (v) in the case of a Member which is not an individual, to one or more of its subsidiaries in which it owns more than 50% of the outstanding voting equity interests, an affiliate, or to a Person succeeding it by merger, consolidation or the purchase of substantially all of its assets, or to a Person owning more than 50% of the outstanding voting equity interests in it.  In the case of clause (v) above, such transferred Units will be reacquired from such subsidiary by the parent before any Disposition is made by such parent of any shares of such subsidiary which would result in ownership by such parent of 50% or less of the outstanding voting equity interests of such subsidiary.  Any such Permitted Transferee shall not become a Member (if not already a Member) unless all of the provisions of Section 12.8 have been satisfied.

12.3.    Right of First Refusal. Except for Dispositions to Permitted Transferees described in Section 12.2, no Member may Dispose of all or any portion of his, her or its Units without first complying with the provisions of this Section 12.3. Any attempted Disposition of a Member's Units, or any part thereof, not in compliance with this Section 12.3 is null and void *ab initio*.

12.3.1.    If a Member (for purposes of this section, the "**Selling Member**") wishes to sell, transfer or assign his, her or its Units in the Company or any portion thereof through a voluntary sale, the Selling Member shall first notify the Company, in writing, of the identity of the proposed purchaser or purchasers, the number of Units to be sold (the "**Offered Units**"), and the proposed price and terms of sale. Once such notice is given, it is irrevocable. The Company shall thereupon have a right of first refusal to purchase the Offered Units at the price and on the terms proposed to, or offered by the proposed purchaser or purchasers. No Member shall encumber his, her or its Units without the prior written consent of the Board which may be conditioned as the Board determines in its sole discretion.

12.3.2.    The Company shall give written notice to the Selling Member of its intention to exercise its right of first refusal within thirty (30) days following receipt of the notice from the Selling Member. The Company's notice of intention shall specify the amount of the Offered Units it intends to purchase. If the Company does not exercise its right to purchase, or if it exercises its right to purchase with respect to less than all of the Offered Units, the Company shall notify the Selling Member and the other Member(s) in writing, within such thirty (30) days, providing such other Member(s) with a copy of the Selling Member's original notification and a copy of the Company's notice of intention with respect to its right of first refusal. The other Member(s) shall have the right to purchase any of the Offered Units not purchased by the Company at the same price and terms as were available to the Company. In order to exercise such purchase rights, the other Member(s) (for purposes of this section, the "**Purchasing Member(s)**") shall, within thirty (30) days after receiving notice from the Company that it intends to purchase none or less than all of the Offered Units, deliver to the Company and the Selling Member a written notice of intention to exercise the right to purchase so many of the Offered Units as such Member may desire to purchase. If the total number of the Offered Units that the Purchasing Member(s) desire to purchase exceeds the amount of the Offered Units, each such Purchasing Member(s) shall have priority, up to the amount of the Offered Units set forth in his written election, to that fraction of the Offered Units in which the numerator is the interest in the Company owned by the Purchasing Member(s) giving notice of intention to purchase and the denominator is the amount of the interests in the Company owned by all Purchasing Members giving notice of intention to purchase (the "**pro rata share**"). Should any of the Purchasing Member(s) desire to purchase Offered Units in excess of such Purchasing Member's pro rata share, and should any such Offered Units remain after allocation to each Purchasing Member of the lesser of (i) the percentage of the Offered Units that such Purchasing Member has elected to purchase, or (ii) such Member's pro rata share of the available Offered Units, then, unless the Purchasing Member(s) desiring such remaining Offered Units shall agree upon some other basis for allocation, any such remaining Offered Units shall be allocated to the remaining Purchasing Member(s) desiring to purchase the remaining Offered Units, pro rata based on that fraction of the remaining Offered Units in which the numerator is the interest in the Company owned by the remaining Purchasing Member giving notice of intention to purchase and the denominator is the number of Units owned by all remaining Purchasing Member(s) giving notice of intention to purchase the remaining Offered Units, until all of the Offered Units have been purchased or all of the remaining Purchasing Member(s) have purchased all of the remaining Offered Units which they elected to purchase. The Selling Member and all Purchasing Member(s) shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of this Section 12.3.

12.3.3.    If the Company and/or the other Member(s) do not give written notice of an intention to exercise the right to purchase, within the time period provided herein, with respect to all of the Offered Units, the Company and/or the other Member(s) shall not be entitled to purchase any of the

Offered Units and the Selling Member shall then be free for a period of ninety (90) days thereafter to sell the all of the Offered Units, to the same purchaser or purchasers, at the same price and on the same terms as set forth in the Selling Member's notice of intended sale. If such sale is not consummated within such ninety (90) days, the Offered Units may not be sold by the Selling Member without again complying with the provisions of this Section 12.3.

        12.3.4.     After giving any written notice, the Selling Member shall have no right to participate, as a Member or member of the Board, in the Company's decision on whether or not to purchase the Offered Units. In the event of such required participation, the Selling Member agrees to cooperate with the Board and the other Member(s) in every reasonable way to effectuate the purposes of this Agreement. Except as provided herein, the Selling Member shall be bound by the restrictions and limitations imposed by this Agreement after any notice of Offered Units is given and whether or not any such sale actually occurs.

        12.3.5.     Notwithstanding any other provision contained in this Agreement, any transferee, other than to an existing Member or Permitted Transferee, of a Member's Units, or any portion thereof without first obtaining the consent of the Board and otherwise complying with Section 12.8, is an assignee, but not a substitute Member. An assignee shall have no right to participate in the management of the business and affairs of the Company, or to become a Member, or obtain any of the voting and other rights of Members described herein. The assignee is only entitled to receive the share of profits or other compensation by way of income, and the return of contributions to which the transferor Member would otherwise be entitled. An assignee, however, shall be subject to all of the terms, conditions, restrictions and obligations of this Agreement. Any such transferee shall execute and deliver to the Company a written assumption agreement in form satisfactory to the Company, which assumption agreement shall contain an agreement by the transferee to be bound by all the terms and conditions and to assume all obligations of the transferring Member under this Agreement.

        12.4.     <u>Co-Sale Rights</u>.  If any Member, acting alone or in concert with other Members or other holders of Units (collectively, the "**Co-Sale Sellers**"), shall propose to Dispose of Units to a purchaser or related group of purchasers (excluding Dispositions to Permitted Transferees) in a single transaction or related series of transactions, then each Member who is not a Co-Sale Seller shall have the right to require, as a condition to said Disposition, that the purchaser or purchasers purchase, on the same terms and conditions and at the same price per Unit as offered to the Co-Sale Sellers, that number of Units equal to the product obtained by multiplying (x) the aggregate number of Units proposed to be sold by the Co-Sale Seller(s) by (y) a fraction, the numerator of which is the number of Units at the time owned by each Member exercising rights under this Section 12.4, and the denominator of which is the aggregate number of Units at the time owned by the Co-Sale Sellers and the Members exercising rights under this Section 12.4, and the number of Units to be sold by the Co-Sale Sellers shall be reduced accordingly.

        12.5.     <u>Drag-Along Rights</u>.  If at any time the Members, acting alone or in concert with other Members (collectively, "**Drag-Along Sellers**") shall propose to sell, transfer or assign Units to a purchaser or related group of purchasers (excluding Permitted Transferees), in a single transaction or related series of transactions (each, a "**Drag-Along Transaction**"), constituting fifty percent (50%) or more of the then outstanding Units, the Drag-Along Sellers shall have the right, subject to the approval of a majority of the outstanding Series A Preferred Units voting as a separate class, to require that all other Members or other holders of Units sell, on the same terms and conditions and at the same price per Unit as offered to the Drag-Along Sellers, that percentage of the Units of each such Member or other holder of Units as equals the percentage of all Units owned by the Drag-Along Sellers which are included in such transaction.

        12.6.     <u>Sale Transaction</u>.  The Members agree that if at any time a holders of seventy-five percent (75%) of the outstanding Units notify the Members in writing (a "**Sale Transaction Notice**") of the desire to consummate a Sale Transaction with respect to the Company, specifying the price at which it would be willing to consummate such a Sale Transaction, then, subject to the approval of the Sale Transaction by a majority of the outstanding Series A Preferred Units voting as a separate class, each Member shall use its respective reasonable best efforts to take all such actions as may be necessary to effect such a Sale Transaction, with respect to the Company and its subsidiaries, if any. With respect to a Sale Transaction, the Members shall use such reasonable best efforts to affect such Sale Transaction, including voting their Units in favor of such Sale Transaction, tendering their Units, if applicable, to the purchaser thereof upon payment therefor and consenting to the retention by the Company of an investment banker reasonably satisfactory to the Board to market the Company. In any such Sale Transaction, the consideration paid per Unit shall be the same for each Unit or, if there exists more than one class of Units, then the consideration paid per Unit shall be the same for each Unit of the same class. As soon as practicable following the completion of any such Sale Transaction, the Company shall distribute to the Members the net proceeds of such Sale Transaction, after the satisfaction of all obligations of the Company and its subsidiaries, including indebtedness for borrowed money and the costs and expenses incurred in connection with such Sale Transaction. If a Member should fail to deliver any requisite documentation or take any requisite action in order to effectuate the Sale Transaction, said Member hereby grants to the Company, and any representative designated by the Board without further action, a limited irrevocable power of attorney to effect such Sale Transaction on behalf of such Member, which power of attorney shall be deemed to be coupled with an interest. For purposes of this Section 12.6, "**Sale Transaction**" means a transaction including the sale of all or substantially all of the entire business of the Company, including all of its subsidiaries, if any, whether by sale of the Units of the Company, sale of the equity interests in any subsidiaries, sale or lease of assets of the Company and/or its subsidiaries, merger or other business combination, or any combination of the foregoing and includes, without limitation, any transaction for which Section 12.5 applies.

12.7.  Additional Conditions to Sections 12.5 and 12.6. With respect to any other Member who is required to participate in a Drag-along Transaction or Sale Transaction (i) such Mmember shall not have to enter into any new non-competition, non-solicitation or other restrictive covenant agreement (or, if applicable, enter into amended versions of such agreements) as a condition to the transaction, (ii) with respect to any liability incurred by such Member individually, the Member shall not be liable to a purchaser for an amount greater than such Member's proceeds from the sale, and (iii) all proceeds from the sale shall be allocated in accordance with the distribution provisions of Section 9 of this Agreement (e.g., respecting the liquidation distribution preference specified in the Series Designation of the Series A Preferred Units) and any purchase price adjustment, escrow, deferred purchase price, indemnity obligations, etc. will be treated as though the proceeds from the sale were reduced by such amount and the remaining proceeds were allocated in accordance with the Agreement and the Series Designation.

12.8.  Duration of Sections 12.3 Through 12.6. The provisions of Sections 12.3 through 12.6 of this Agreement shall be in effect only until the date, if any, on which the sale of Units pursuant to the first registration statement filed by the Company (or any affiliate or successor thereof formed for the purpose of effecting such registration) with the Securities and Exchange Commission for purposes of registering for sale any Units (or interests in such a successor or affiliate) in a public offering under the Securities Act of 1933, as amended, including a public offering under Regulation A of the Securities Act of 1933, as amended, is consummated, or such other date as the Board and a Majority of Members may determine.

12.9.  Additional or Substituted Member.

12.9.1.  A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

(A)    The admission of such Person (i) shall have been consented to by the Board, or (ii) the Person shall have received its interest in compliance with this Section 12 and provided all relevant evidence of such fact, and such other information reasonably required by the Board, to the Board;

(B)    The Person shall have accepted and agreed to be bound by all the terms and provisions of this Agreement by executing a counterpart hereof and such other documents or instruments as may be required or appropriate in order to affect the admission of such Person as a Member;

(C)    The assignor and assignee shall pay all costs and fees incurred by the Company to affect the transfer and addition or substitution; and

(D)    Such admission will not cause a violation of Section 12 of this Agreement.

12.9.2.    Unless named in this Agreement, or unless admitted to the Company pursuant to Section 12.9.1, no Person shall be considered a Member. If an assignee or transferee of a Member does not become a Member pursuant to Section 12.9.1, the assignee shall not have any rights to require any information on account of the Company's business, to inspect the Company's books, or to vote on or otherwise take part in the affairs of the Company.  An Assignee who is not a Member shall not have the right to vote at any meeting of Members.

12.9.3.    Each time a Person is added as a Member of the Company pursuant to this Section 12.9, the Board shall cause **Schedule A** to be amended to reflect such new Member and such new Member's address and the number of Units held by such new Member.  Upon any such amendment, the Board shall distribute a copy of the amended **Schedule A** to all of the Members.

12.10.    Additional Restrictions on Transfers.  No transfer or assignment of Units shall be made if such disposition would (i) cause the Company to be treated as an association taxable as a corporation (rather than a partnership) for federal income tax purposes; (ii) violate the provisions of any federal or state securities laws; or (iii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company or any entity in which the Company owns an interest.

13.    *Limitation on Liability*.  Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company.  None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company shall be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (i) is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.  The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement shall not be grounds for imposing personal liability on any Member, Manager or any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

14.    *Indemnification*.  The Company shall indemnify and hold harmless the Members, the Managers and any officers, employees, members, or agents of any Member or the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses,

claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (i) is or was a Member, Manager, or an officer, employee, member, or agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Member, Manager, or an officer, employee, member, or agent of a Member or the Company, at the time any such liability or expense is paid or incurred; *provided, however,* that this provision shall not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members or (ii) for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 14 shall be a contract right and as such shall run to the benefit of such Indemnitee. Any repeal or amendment to this Section 14 shall be prospective only and shall not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 14. Such right shall include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense shall be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Indemnitee, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Board, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

15. ***Books and Records; Fiscal Year; Annual Report.***

15.1 <u>Books and Records</u>. Accurate and complete books and records of the Company shall be kept by, or under the direction of, the Board and shall be available and open to inspection and examination by any Member; *provided, however*, that a Member may shall only have the right to inspect such books and records semi-annually and only at times that are reasonably convenient to the Board and during normal business hours.

15.2. <u>Tax Returns</u>. The Board, at the expense of the Company, shall cause to be prepared and delivered to the Members, in a timely fashion after the end of each fiscal year, copies of all federal and state income tax returns for the Company for such fiscal year, one copy of which shall be timely filed with the appropriate tax authorities.

15.3. <u>Fiscal Year</u>. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes shall initially be the calendar year.

15.4. <u>Annual Report</u>. As soon as practicable after the close of each fiscal year, the Company shall furnish to each Member an annual report showing a full and complete account of the condition of the Company, including all information as will be necessary for the preparation of each Member's income or other tax returns.

15.5 <u>Partnership Representative</u>. With respect to each taxable year of the Company commencing on or after January 1, 2018: (i) except as otherwise provided herein, the Bipartisan Budget Act of 2015, P.L. 114-74, as amended, and the Treasury Regulations promulgated thereunder (collectively, the "BBA") shall apply to tax audits of the Company and (ii) this Section 15.5 shall control the Company's handling of matters with the Internal Revenue Service.

15.5.1. <u>The BBA Opt Out Regime.</u> For any year in which the Company is eligible to make the election in Section 6221(b) to opt out of Subchapter C of Chapter 63 of the Code (the "BBA Opt Out Regime"), the Board, in its discretion, may cause the Company to timely make such election in accordance with the provisions set forth in Section 6221 of the Code as amended by the BBA. In such event, the Members hereby acknowledge and agree that any examination by the Internal Revenue Service shall be conducted at the Member level rather than the Company level.

15.5.2. <u>Appointment of the Partnership Representative; Authority of the Partnership Representative</u>. Effective for all Fiscal Years commencing on or after January 1, 2018, Seth Rubin, or such other Person as appointed by the Board is hereby designated as the initial "partnership representative" of the Company pursuant to Section 6223(a) of the Code as amended by the BBA (the "Partnership Representative"). The Board, may, from time to time, designate any other Person as the Partnership Representative in lieu of the original Partnership Representative in accordance with Section 6223 of the Code, and any Person so designated shall cease to be the Partnership Representative whenever the Board designates any other Person to be the successor Partnership Representative in accordance with this Section 15.5.2. The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company under the BBA (including an election under Section 6226 of the Code as amended by the BBA), and the Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions requested by the Partnership Representative, including filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code as amended by the BBA.

15.5.3. <u>The BBA Alternative Regime</u>. If the Company receives a notice of final partnership adjustment with respect to any Fiscal Year (each, a "Reviewed Year"), then, no later than forty-five (45) days after the receipt of such notice, the Partnership Representative may: (i) elect the application of Code Section 6226 (the "BBA Alternative Regime"), as amended by the BBA, to such final partnership adjustment, and (ii) furnish to each Member who was a Member during such Reviewed Year (each, a "Reviewed Year Member") with the statement required by Code Section 6226(a), as amended by the BBA. In such event, each Reviewed Year Member hereby agrees to take any adjustment to income, gain, loss, deduction, or credit (as determined in the notice of final partnership adjustment) into account to the full extent provided for in Section 6226(b) of the Code (as amended by the BBA) or the applicable corresponding provisions of state, local or foreign law.

15.5.4. The BBA Default Regime and the Company's Payment of any Imputed Underpayments. If, for any Fiscal Year in which the BBA Opt Out Regime does not apply and for any Fiscal Year in which the Partnership Representative does not elect to have the BBA Alternative Regime apply with respect to a final partnership adjustment pursuant to Section 15.5.3 above, the "default regime" under Code Section 6221(a) (the "BBA Default Regime") shall apply and the Partnership Representative shall, on behalf of the Company, make any and all payments to the Internal Revenue Service in connection with any imputed underpayment liability. Further, the Partnership Representative shall use commercially reasonable efforts to: (i) make any modifications available under Code Section 6225(c)(3), (4) and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA, to the extent that such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company with respect to the imputed underpayment amount (after taking into account any modifications described in clause (i)).

15.5.5. Members Reimbursement Obligations to the Company. If the Company pays any imputed adjustment amount under Code Section 6225 as amended by the BBA, the Manager shall seek payment from the Members (including any former Member) to whom such liability relates, and each such Member (including any former Member) hereby agrees to pay such amount to the Company, and such amount shall not be treated as a Capital Contribution. Any amount not paid under the preceding sentence by a Member (or former Member) at the time requested by the Manager shall accrue interest until paid at the prime rate of interest as published in the eastern edition in the Wall Street Journal as of the day that such amount becomes due to the Company pursuant to this paragraph, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is requested by the Manager. Without reduction in any Member's (or former Member's) obligation under the preceding sentences of this Section 15.5.5, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member), and that is not paid by such Member shall be treated as a distribution to such Member (or former Member).

15.5.6. Member Notice and Participation. No later than ten (10) business days after it has knowledge of any tax audit or tax proceeding, the Partnership Representative shall notify the Members of the existence of any such tax audit or tax examination of the Company. Each Member shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such tax audit or tax examination at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation. Before the Partnership Representative enters into any settlement with respect to a tax audit or tax examination of the Company, such settlement shall be approved by as a Major Decision in accordance with Section 6.5 of the Agreement.

15.5.7. Indemnity from Former Members. To the extent that a portion of the tax liabilities imposed under Code Section 6225 as amended by the BBA relates to a former Member of the Company, the Manager may require a former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges that, notwithstanding the transfer or redemption of all or any portion of its Company Interest, such Member may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or redemption.

15.5.8. Survival of Obligations. The obligations of each Member or former Member under this Section 1.6 shall survive the transfer or redemption by such Member of its Company Interest and the termination of this Agreement or the dissolution of the Company, and shall remain binding on the Members and former Members for such period of time as necessary to resolve all matters regarding the federal income taxation of the Company.

15.5.9. <u>Miscellaneous</u>. Each Member agrees in respect of any year in which that Member had a Capital Account in the Company that, except to the extent the Partnership Representative expressly agrees otherwise with him or her or it, he or she or it shall not: (i) treat, on his or her or its individual income Tax returns, any item of income, gain, loss, deduction or credit of the Company in a manner inconsistent with the treatment of that item by the Company, as reflected on the Schedule K-1 or other information statement the Company provides him or her or it, or (ii) file any claim for refund relating to any such item based on, or that would result in, any such inconsistent treatment. Any reasonable costs incurred by the Partnership Representative for retaining accountants and/or lawyers on behalf of the Company in connection with any Internal Revenue Service audit of the Company shall be expenses of the Company.

16. *Confidentiality*.

16.1 <u>Confidentiality Obligations</u>. Subject to the other terms of this Section 17, each party shall hold in strict confidence and shall not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "**Confidential Information**" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 17, the term "party" shall include the Company.

16.2 <u>Certain Limitations on Confidentiality Obligations</u>.

16.2.1 <u>Disclosure Required by Law</u>. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Board of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Board to participate in such process undertaken to protect such information. Each party shall reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

16.2.2 <u>Disclosure to Affiliates and Representatives</u>. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party shall be responsible for any breach of this section by such party's affiliates and respective representatives.

17. *Conversion to a Corporation*.

17.1 In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders' agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

17.2    In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

17.3    As security for the performance of each Member's obligations pursuant to this Section 17, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

18    *Governing Law*.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (but not including the choice of law rules thereof), including without limitation the Act.

19 *Amendments*.

19.1     In addition to any amendments otherwise authorized herein, and subject to Section 6.5.1 herein, amendments may be made to this Agreement from time to time with the written consent of (x) the Board and (y) a Majority of Members; *provided, however*, that the Board, without the consent of a Majority of Members, may (i) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein or to include any other provision with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) delete or add any provision of this Agreement required to be so deleted or added by any federal agency or by a state "blue sky" commission or such similar agency, which addition or deletion is deemed by such agency to be for the benefit or protection of the Members; and (iii) (for avoidance of doubt) amend this Agreement through the issuance of additional Units or Additional Securities in accordance with the provisions of Sections 5.1 through 5.5 of this Agreement; *provided, further*, that no amendment shall be adopted pursuant to this Section 19.1 unless the adoption thereof (1) is not materially adverse to the interests of the Members affected by such amendment or is approved by a majority of such affected Members; and (2) does not affect the limited liability of the Members contemplated by Section 13 of this Agreement or the status of the Company as a partnership for federal income tax purposes; *provided, further*, that any provision of this Agreement that provides that an action taken or a decision made under such provision shall be approved by a certain percentage of Units may only be amended with the written approval of such percentage of Units.

19.2     The Board shall promptly deliver to each Member a conformed copy of any amendment made to this Agreement, including without limitation a copy of all amendments made to **Schedule A** hereto.

20 *Arbitration*.  **The Member waives its right to seek remedies in court, including any right to a jury trial.**  The Member agrees that in the event of any dispute arising relating to the Company, the Agreement or the Member's investment in the Company, such dispute shall be settled only by arbitration to be conducted only in the county and state of the principal office of the Company at the time of such dispute in accordance with the rules of the American Arbitration Association ("AAA") applying the laws of Delaware.  The Member agrees that one or more retired judges who were or are active in the securities business or are experienced in dispute resolution regarding the securities business shall conduct such arbitration.  Pre-arbitration discovery will be limited to the greatest extent provided by the rules of AAA.  The arbitration award shall not include factual findings or conclusions of law, and no punitive damages shall be awarded.  The Member understands that any party's right to appeal or seek modification of rulings in arbitration is severely limited. Any award rendered by the arbitrator(s) shall be final and binding and judgment may be entered upon it in any court of competent jurisdiction in the county and state of the principal office of the Company at the time such award is rendered.  Notwithstanding the above, to the extent any dispute arises in connection with the entry into or performance of any private placement, such dispute shall be resolved under the dispute resolution provisions recited in the documentation governing such private placement.

21 *Notices*.  Any and all notices, designations, consents, offers, acceptances or any other communication (herein "**Notice**") required or permitted hereunder shall be in writing and shall be deemed to have been given (i) upon delivery if by hand, (ii) on the date of transmission if given by telecopier or other electronic means (provided such notice is confirmed by certified mail), (iii) on the business day after sending if sent by overnight mail, or (iv) on the third business day after mailing by certified mail, with return receipt requested.  Any such Notice shall be addressed as set forth in Exhibit "A," or such other address as any party shall have notified the others in accordance with this provision.

22 *Further Assurances*.  The Members shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and are not inconsistent with the terms hereof.

23 ***No Third Party Beneficiaries***.  Nothing in this Agreement shall be deemed to create any right in anyone not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of anyone not a party hereto.

24 ***Entire Agreement***.  This Agreement and the documents referenced herein contain the entire understanding of the Members with respect to the subject matter covered herein and supersede all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the date first set forth above.

**THE MARKET PROTOCOL, LLC**

BOARD OF MANAGERS

By: _____
       Collins Brown, Manager

By: _____
       Seth Rubin, Manager

By: _____
       Phil Elsasser, Manager

**MEMBERS**

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

By: _____

Amended and Restated Operating Agreement Signature Page

By: _____


By: _____


By: _____


By: _____


By: _____


By: _____

Amended and Restated Operating Agreement Signature Page

## SCHEDULE A
## TO THE
## AMENDED AND RESTATED
## LIMITED LIABILITY COMPANY OPERATING AGREEMENT
## OF
## THE MARKET PROTOCOL, LLC

| Name of Member; Address | Common Units | Series A Preferred Units | Capital Contribution | Membership Percentage Interest |
|---|---|---|---|---|
| Orchard Tree LLC, Seth Rubin, Member [Address] | | | | |
| Cognita, LLC, Collins Brown, Member [Address] | | | | |
| Mooshoo, LLC, Phil Elsasser, Member [Address] | | | | |
| Crazy Eight 1, LLC, Brandon Elsasser, Pres. [Address] | | | | |
| GRE Capital, LLLP [Address] | | | | |
| Doug Gessner [Address] | | | | |
| Silverman Family Investments, LC [Address] | | | | |
| Greg Munves [Address] | | | | |
| Russell Munves [Address] | | | | |
| NJB Investments, LLC [Address] | | | | |
| Neal Price Revocable Trust [Address] | | | | |
| LSM Investments, LLC [Address] | | | | |
| Daniel Hrowitz [Address] | | | | |
| Jeff Goldman [Address] | | | | |
| Zero G Capital [Address] | | | | |
| Mage Software [Address] | | | | |
| Coin Crunch [Address] | | | | |
| Pre Angel [Address] | | | | |

| Name of Member; Address | Common Units | Series A Preferred Units | Capital Contribution | Membership Percentage Interest |
|---|---|---|---|---|
| Andrew Keys<br>[Address] | | | | |
| Wyre Investments<br>[Address] | | | | |
| Erik Voorhees<br>[Address] | | | | |
| | | | | |
| | | | | |
| **Sub-Totals:** | | | | **100%** |
| **Total:** | | | | |

**EXHIBIT C**
*Financials*

**THE MARKET PROTOCOL, LLC**

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

June 5, 2019



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
The Market Protocol, LLC
West Hollywood, CA

We have reviewed the accompanying financial statements of The Market Protocol, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 5, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**THE MARKET PROTOCOL, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2018 & 2017**

_____

|  | **2018** | **2017** |
|---|---|---|
| **ASSETS** | | |
| | | |
| **CURRENT ASSETS** | | |
| Cash | $ 665,801 | $ - |
| Cryptocurrency Investment | 243,678 | - |
| TOTAL CURRENT ASSETS | 909,479 | - |
| | | |
| **NON-CURRENT ASSETS** | | |
| Accounts Receivable | 15,447 | - |
| TOTAL NON-CURRENT ASSETS | 15,447 | - |
| TOTAL ASSETS | 924,926 | - |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 11,353 | 10,751 |
| TOTAL CURRENT LIABILITIES | 11,353 | 10,751 |
| | | |
| **NON-CURRENT LIABILITIES** | | |
| SAFT Notes | 2,441,541 | - |
| TOTAL LIABILITIES | 2,452,894 | 10,751 |
| | | |
| **MEMBERS' EQUITY** | | |
| Contributed Capital | 575,000 | - |
| Members' Equity | (2,102,967) | (10,751) |
| TOTAL MEMBERS' EQUITY | (1,527,967) | (10,751) |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 924,926 | $ - |

**THE MARKET PROTOCOL, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDING DECEMBER 31, 2018 & 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Operating Income** | | |
| Sales | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross Profit | - | - |
| | | |
| **Operating Expense** | | |
| Contractors | 710,081 | 4,180 |
| Legal & Professional Services | 282,547 | 1,250 |
| Salaries | 141,207 | - |
| General & Administrative | 125,407 | 1,048 |
| Advertising | 85,876 | 4,274 |
| Payroll Taxes | 11,547 | - |
| Rent | 10,570 | - |
| | 1,367,234 | 10,752 |
| | | |
| **Net Income from Operations** | (1,367,234) | (10,752) |
| | | |
| **Other Income (Expense)** | | |
| Gain / (Loss) on Cryptocurrency Investment | (724,984) | - |
| | | |
| **Net Income** | $ (2,092,218) | $ (10,752) |

**THE MARKET PROTOCOL, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDING DECEMBER 31, 2018 & 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (2,092,218) | $ (10,752) |
| Accounts Payable | (1,815) | 10,752 |
| Accounts Receivable | (15,447) | |
| **Net Cash Flows From Operating Activities** | (2,109,479) | - |
| **Cash Flows From Investing Activities** | | |
| Change in Cryptocurrency Investment | (243,678) | - |
| **Net Cash Flows From Investing Activities** | (243,678) | - |
| **Cash Flows From Financing Activities** | | |
| Change in Contributed Capital | 575,000 | - |
| Issuance of SAFT Notes | 2,443,957 | - |
| **Net Cash Flows From Investing Activities** | 3,018,957 | - |
| **Cash at Beginning of Period** | - | - |
| **Net Increase (Decrease) In Cash** | 665,801 | - |
| **Cash at End of Period** | $ 665,801 | $ - |

**THE MARKET PROTOCOL, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEARS ENDING DECEMBER 31, 2018 & 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| Beginning Equity | $ (10,752) | $ - |
| Change in Contributed Capital | 575,000 | - |
| Change in Members' Equity | (2,092,217) | (10,752) |
| Ending Equity | $ (1,527,969) | $ (10,752) |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Market Protocol, LLC ("the Company") is a limited liability company organized under the laws of Delaware. The Company is a cryptocurrency marketplace where investors can generate and trade digital tokens. The Company is also developing open source blockchain software.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses for both years in review.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct a Reg CF crowdfunding campaign to raise funds in order to continue operations.  The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 5, 2020 (one year after the date that the financial statements are available to be issued. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP".

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Cryptocurrency Investments

This amount represents what the Company currently holds in cryptocurrency. The company considers this as a current asset.

Rent

During 2018 and 2019, the Company occupied office space under a month-to-month operating lease arrangement. The monthly payments varied each month but on average cost $600 per month. On May 23, 2019, the Company terminated the lease arrangement.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- DEBT

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Tokens ("SAFTs" in exchange for cash for the purpose of funding continuing operations. The Company treats SAFTs as a form of deferred revenue. Purchasers of SAFT Agreements have the right to receive utility tokens under certain pre-defined circumstances. The tokens are redeemable for the services of the Company via the Company's online marketplace. The SAFT agreements mature in June 2020. The SAFTs are not convertible to equity in the Company, but are considered an unsecured, non-current liability.

The SAFTs will expire and terminate upon either (i the issuance of tokens to the holders of the SAFTs or (ii the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFTs had been converted into tokens, nor had any terminated or expired based on the terms of the agreements.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 5, 2019, the date that the financial statements were available to be issued.

**EXHIBIT D**

*Series Designation of the Series A Preferred Interests*

**SERIES DESIGNATION
OF THE
SERIES A PREFERRED INTERESTS**

The Market Protocol, LLC, a Delaware limited liability company (the "**Company**"), in accordance with Section 5.3 of its Amended and Restated Operating Agreement (the "**Operating Agreement**"), does hereby certify that:

**WHEREAS,** pursuant to the authority conferred upon the Board of Managers (the "**Board**") by Section 5.3 of the Operating Agreement, the Board is authorized to create one or more classes or series of Preferred Interests with such designations, preferences and relative, participating, optional or other rights, qualifications, limitations and restrictions as shall be fixed by the Board in the exercise of its sole discretion; and

**WHEREAS**, the Board desires to create a new series of Preferred Interests to be issued (i) to new investors (the "**New Investors**") in the Company who will participate in a new round of Company financing (the "**Offering**"), (ii) to certain existing investors (the "**SAFT Investors**") who previously purchased from the Company SAFT (Simple Agreement for Future Tokens) instruments (the "**SAFT Agreements**") upon conversion of their SAFT Agreements and (iii) as a dividend to existing investors (the "**Seed Investors**") who participated in the Company's seed round of financing; and

**WHEREAS**, the Board believes it to be in the best interest of the Company and its members to designate such new series of Preferred Interests.

**RESOLVED**, that, pursuant to the authority given by Sections 5.3 of the Operating Agreement, a new series of Interests in the Company, having the rights, preferences, privileges and restrictions, and the number of Interests constituting such series and the designation of such series, set forth below be, and it hereby is, authorized by the Manager as follows:

1.       **Number of Preferred Interests and Designation**. This series of Preferred Interests shall be designated as Series A Preferred Interests (the "**Series A Interests**") and the holders of Series A Interests shall be designated as Series A Members (the "**Series A Members**"). The number of Units (the "**Series A Units**") of the Series A Interests that shall constitute such series shall be [4,600,000], subject to being increased or decreased in the manner permitted by the Operating Agreement.

2.       **Series A Interests**.  Each Series A Unit has a value of $0.8418 (the "**Series A Preferred Value**").

3.       **Dividends**.  No dividends shall accrue on the Series A Interests.

4.       **Allocations to Series A Interests**.  Net Profits and Net Losses are to be allocated to the Series A Interests in accordance with the provisions of Section 10 of the Operating Agreement.  Members holding Series A Interests shall each have a Capital Account in their capacity as holders of Series A Interests.

5.      **Automatic Conversion**.  The Series A Interests shall convert automatically into Common Interests, on a one for one basis (as may be adjusted in accordance with Section 5.2.3 of the Operating Agreement), (i) immediately prior to, and subject to, the consummation of the Company's initial public offering, or (ii) upon written consent of the holders of seventy-five percent (75%) of the outstanding Series A Interests.

6.      **Voting Rights; Protective Provisions**.  Holders of Series A Interests shall be entitled to vote on any matter put before the Members on the basis of one vote per Series A Unit and shall have those protections specified in Section 6.5 of the Operating Agreement.

7.      **No Redemption Rights**.  The Series A Interests are not redeemable.

8.      **Profit Distributions**.  The Series A Interests shall be entitled to a distribution of profits, if any, in accordance with Section 9.1 of the Operating Agreement.

9.      **Distributions upon Liquidation**.  In the event of a Deemed Liquidation Event, holders of Series A Units shall be entitled to receive, out of the assets of the Company available for distribution to the Members, 1 times (1x) their Series A Preferred Value plus any declared and unpaid distributions in the following order, before any amounts are distributed to the holders of Common Units:  first, to the New Investors, and second, to the Seed Investors and any remaining SAFT Investors, and after such payments, the remaining assets of the Company, if any, shall be distributed to the holders of the Series A Units, on an as-converted basis,  and the Common Units, together, pro rata.  For purposes of this Section 9, "**Deemed Liquidation Event**" shall have the meaning given to that term in Section 11.2 of the Operating Agreement.

10.      **Participation Right**.  Each Series A Member has the right of first refusal to purchase the Series A Member's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Series Designation, provided, however, the Series A Member will have no right to purchase any such New Securities if the Series A Member cannot demonstrate to the Company's reasonable satisfaction that such Series A Member is at the time of the proposed issuance of such New Securities eligible to purchase such New Securities under applicable securities laws.  A Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of Units held by the Series A Member, to (b) the number of Units equal to the sum of (A) all Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (B) all Units reserved and available for future grant under any equity incentive or similar plan.

  a.   "**New Securities**" means any Common Units or Preferred Units, whether now authorized or not, and rights, options or warrants to purchase Common Units or Preferred Units, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Units or Preferred Units; provided, however, that "New Securities" does not include: (a) Common Units issued or issuable upon conversion of any outstanding Preferred Units; (b) Common Units or Preferred Units issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the date of this Series Designation and any securities issuable upon the conversion thereof; (c) Common Units or Preferred Units issued in connection with any Unit split or dividend or recapitalization; (d) Common Units (or options, warrants or rights therefor) granted or issued after the date of this Series Designation to employees, officers, directors, contractors, consultants or advisers to the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board); (e) Series A Preferred Units issued in the Offering; (f) any other Common Units or Preferred Units (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) Common Units issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

b. **Procedures**.  If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Series A Member of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities.  Each Series A Member will have ten (10) days from the date of notice, to agree in writing to purchase such Series A Member's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Series A Member's Pro Rata Share).

c. **Failure to Exercise**.  If the Series A Members fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Series A Members' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Series A Members.  If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Series A Members pursuant to this Section.

11. **Information Rights**.

a. Financial Statements.  The Company shall furnish to each Series A Member (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments.  If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

b. <u>Confidentiality</u>.  Anything in this Section to the contrary notwithstanding, no Series A Member by reason of this Section shall have access to any trade secrets or confidential information of the Company.  The Company shall not be required to comply with any information rights of any Series A Member whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor.  Each Series A Member shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms this Section other than to any of the Series A Member's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Series A Member's investment in the Company.

12.    **No Amendment**.  This Series Designation may not be amended without the prior written consent of the holders of a majority of the Series A Interests.

13.    **Amendment to Operating Agreement; Conflicts**.  This Series Designation shall constitute an amendment of the Operating Agreement.  In the event of any conflict between the provisions of this Series Designation and the Operating Agreement, the provisions of this Series Designation shall control.  All other terms and conditions of the Operating Agreement shall remain in full force and effect, applying to the Series A Units.

14.    **Certain Definitions**. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Operating Agreement.

[*Remainder of this page intentionally left blank.*]

IN WITNESS WHEREOF, the Company has caused this Series Designation of the Series A Interests to be duly executed and acknowledged by the Board of Managers of the Company.

**THE MARKET PROTOCOL, LLC**

**BOARD OF MANAGERS**

By: _____
        Collins Brown, Manager

By: _____
        Seth Rubin, Manager

By: _____
        Phil Elsasser, Manager

Date:_____

**EXHIBIT E**
*PDF of SI Website*


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# Invest in MARKET Protocol

Building the next generation of safe derivatives

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| $1,000 | $11,380,900 | Preferred Equity |
| --- | --- | --- |
| Minimum | Pre-Money valuation | Security Type |

**INVEST IN MARKET PROTOCOL**

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: https://marketprotocol.io/

Share:

MARKET Protocol is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by MARKET Protocol without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

## Company Highlights

- Previously raised $2+ million from investors including PreAngel, Zero G Capital, and Wyre Capital
- Backed by crypto thought leaders Erik Voorhees (Founder & CEO of ShapeShift) and Andrew Keys (Co-Founder of ConsenSys Capital)
- Accomplished team of derivatives professionals and engineers
- Recently launched with over 600 accounts, $700,000+ in notional value traded
- Used in the 2019 ETH Berlin Hackathon winning project - LSDai

## Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Tiered Preferred Equity (SWIFT)
- Pre-Money Valuation: US $11,380,900
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

## Tiered Pricing

- Purchase Price: US $0.6734 before Oct 26, 2019
- Pricing Discount: **20.0% discount** before Oct 26, 2019
- Pricing Schedule: See Full Schedule

## MARKET Protocol is a framework for creating digital tokens to track the price of any asset.

Problem: The crypto industry is large and growing everyday; however, it remains underdeveloped.

Exchanges like Coinbase and Binance have built massive businesses trading cryptocurrencies, but there are still limited opportunities for trading futures and other derivatives - a much larger $10 trillion industry. The options that do exist need to be better. If Coinbase is equivalent to the New York Stock Exchange, who is the next big derivatives exchange?

Solution: Leverage blockchain technology to build the next generation of safe derivatives.

The crypto industry is going to be huge. We built the tools to take us there. MARKET Protocol uses blockchain technology to bring new and traditional derivatives to the crypto industry. It is a platform to create digital assets (derivatives) safer and more securely. Anyone can use MARKET Protocol to design cool and unique instruments, whether for just a few traders or for a whole industry.

Pitch Deck



Product & Service

Product Offering:

We create the 'legos' everyone else uses to build the next generation of derivatives to represent any asset, such as, Apple shares, YEN or leveraged Bitcoin. We built a framework where two or more people can enter into an agreement to pay each other based on a series of rules without trusting each other or ever interacting again.

Legacy financial operations around clearing, accounting and settlement are replaced by smart contracts. Collateral is stored safely, reducing counterparty risk. These derivatives can trade on any crypto exchange enabling the global distribution of financial products with no new infrastructure and little implementation effort.

- **MARKET Protocol (May 2019):** The 'legos' everyone else uses to build products. It's a secure open-source framework to build derivatives on the Ethereum blockchain.
- **MARKET Protocol Exchange (MPX - June 2019):** MPX highlights our token offerings, promotes brand awareness, and generates valuable feedback directly from traders. MPX will be upgraded to a simpler trading interface.
- **Minting Platform (Polymer - July 2019):** This is where the 'legos' created with MARKET Protocol are combined to create products with a straightforward interface.

Revenue Model:

Our revenue model is similar to charging a fee on assets under management. We charge a 0.5% fee based on the total amount of assets deposited in MARKET Protocol contracts. Assets are deposited by traders, market makers and investors. Contracts expire and are relisted every 28 days resulting in recurring revenue.

Traction to Date:

- 650+ registered users, 3000+ unique website visitors
- $450,000+ in minted tokens over three contract expirations
- $700,000+ in notional volume traded
- 450+ trades in long and short leveraged Bitcoin
- Traded on three exchanges — MPX, DDEX and IDEX

### Feedback on our product and customer service:

“Very elegant -- a lot simpler than ”top-up margin” systems and with no risk whatsoever of default.”

*Anthony Lee Zhang, PhD, Assistant Professor of Finance, University of Chicago*

“I had a better experience with margin trading on LBTC on MARKET Protocol than with margin trading [on another exchange]... I like the product/solution you have provided... I could not find any similar products ...”

*Alexander, Trader who uses MARKET Protocol*

“Thank you VERY much for the opportunity to make my voice and concerns heard. I love that you are interacting with your customers on a 1-1 basis. Makes me feel valued”

*Tristin, Trader who uses MARKET Protocol*

*The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

### Gallery







MPX
WALLET
Search Tokens
ALL OWNED TOP BALANCES EXPIRED
DAI
123.23
WETH
1.2323 / $323.23
sBTC 2/25
lBTC 2/25
MY WATCHLIST
MOST ACTIVE
EXPIRING TOKENS
BTC DAI
Expires 2d 5h 13m
Price Cap 215 DAI
Price Floor 95 DAI
WETH DAI
Volume 2134 WETH
Last Price 123 DAI
ETH DAI
Volume 2134 ETH
Last Price 123 DAI
EOS DAI
Expires 2d 5h 13m
Price Cap 215 DAI
Price Floor 95 DAI
YOUR ORDERS
OPEN EXPIRING SOON EXPIRED PARTIALLY FILLED FILLED
Trade Pair Quantity Price
sETH DAI 5 ETH 130 DAI
GOLD DAI 2 GOLD 312 DAI
OIL DAI 12 OIL 123 DAI
OIL DAI 2 OIL 123 DAI
sETH DAI 5 ETH 123 DAI
TRADE HISTORY
Trade Pair Quantity Price Time
sETH DAI 5 ETH 130 DAI 1/12/19 09:12:12
sETH DAI 5 ETH 130 DAI 1/12/19 09:12:12
GOLD DAI 2 GOLD 312 DAI 1/12/19 09:12:12
OIL DAI 12 OIL 123 DAI 1/12/19 09:12:12

MPX Dashboard.

### Media Mentions













## The Team

### Founders and Officers



**Seth Rubin**

CEO

Since starting his career as a derivatives trader in 2005, Seth has directed multiple algorithmic trading desks, operated as a registered market maker, and launched numerous products. In 2013 he co-founded the algorithmic trading group BRE Trading, where he focused on global short term interest rates, as well as a number of commodity and equity products. He was also responsible for building and maintaining the firm's exchange relationships. In 2015 Seth began trading cryptocurrencies, and soon afterwards he and his partners successfully developed and implemented a number of arbitrage and relative-value crypto strategies. Seth has a deep understanding of centralized and decentralized trading and exchange infrastructures, and he now leverages this experience to develop and execute the practical strategies incorporated into MARKET Protocol.



**Collins Brown**

COO

Collins has over 13 years of experience trading derivatives on exchanges around the world. He began trading U.S. government bonds, U.S. Treasury futures, Eurodollars, and international interest rates at Transmarket Group in 2005, eventually expanding into metals, soft commodities, and currencies in 2010. In 2013 he co-founded BRE Trading with a focus on automated and quantitative trading strategies. While trading full time at BRE, he led the firm's development team, building flexible, low latency, proprietary trading systems to implement the firm's strategies. As an experienced trader, Collins understands the complex demands of exchanges and traders, and he believes MARKET Protocol is the bright future of the global derivatives industry.

### Key Team Members

 **Dan Matthews**           **Travis Mathis**

## Q&A with the Founder

**Q   Please detail your product/platform and its key use cases.**

:

MARKET Protocol:  MARKET Protocol Position Tokens are designed to track the price of a reference asset (digital or traditional) without custody of that reference asset. This enables someone in Asia to invest in a US stock index, or a crypto trader to enter a short position to profit from a decline in the price of a cryptocurrency.

MARKET Protocol gives us a chance to redefine the financial landscape. We have an opportunity to create a truly global market by removing centralized intermediaries and market inefficiencies, delivering financial access and opportunity.

**Q   Please detail your market opportunity.**

:

MARKET Protocol:  Derivatives are the largest financial market in the world. Estimates of the size of this market are around $500 billion. Blockchain technology provides us with an opportunity to redefine this market by reinventing derivatives, financial tools that have long-existed in traditional form. By improving these tools with blockchain technology, we can create digital tokens to track the value of a number of assets. This will enable valuable new investment and risk management opportunities globally by removing centralized intermediaries and market inefficiencies.

Crypto trading volume has exploded over the past few years but is still tiny compared to traditional exchanges. The top 3 crypto exchanges see $1.5 billion traded daily compared to $5 trillion of equities and foreign currencies traded daily on traditional exchanges. Initially, we will bring the most active stocks and commodities to crypto exchanges. Over time we will expand our offerings, giving users more products to trade around the world.

**Q   Who do you view as your closest competitors and what key factors differentiate yourselves?**

:

MARKET Protocol:

Centralized exchanges such as BitMEX and OKEx offer some derivative products, however these platforms constantly expose users to risks such as auto-deleveraging, socialized losses, and even theft. dYdX is attempting to solve these issues, but they currently offer only two products and their protocol design architecture only supports one category of digital token. With our platform we overcome both of these limitations – we can offer users safe and solvent exposure to the price of digital and traditional assets.

**Q  Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable. :**

MARKET Protocol:  We are working with our counsel on US and ex-US strategies and plan to launch in two phases. In the US we need to be compliant with the CFTC and the SEC, depending on the reference assets of our products. In the Cayman Islands, we need to be compliant with the SIB law.

Our initial launch will be out of the Cayman Islands. We will restrict the minting platform and exchange to ex-US and ex-OFAC participants. With counsel, we believe our Position Tokens and our exchange are both viable in the Cayman Islands and fall outside the SIB licensing requirements.

In parallel, we will continue to pursue our US regulatory strategy. We believe Position Tokens are viable within the US regulatory framework. Tokens with commodity reference assets like gold, oil, or certain crypto assets like bitcoin and ether (ETH) are regulated by the CFTC. We expect to utilize the 28-day delivery exemption in the Commodity Exchange Act to enable trading on exchanges without the need for licensing. Position Tokens with security reference assets like a share of Apple stock would require a broker dealer's involvement and most likely exchange licensing.

Focusing on launching ex-US first allows us to begin refining product-market fit as we continue to work through the US framework in parallel. We understand that US regulatory interpretation is uncertain, and as a result we will spend considerable time ensuring we make the best decisions for the business and investors.

**Q  Please summarize your business and business model. :**

MARKET Protocol:  Our business is minting Position Tokens for users to trade on our exchange or elsewhere. We will generate revenue by charging a small origination fee to mint these tokens. We will also collect trading fees from transactions on our exchange; however most of our revenue will come from minting tokens.

Our goal is to see Position Tokens trading widely on many different exchanges and applications, therefore our protocol is designed so that these tokens can be easily supported without special software or hardware. Furthermore, we are actively developing business partnerships to encourage the adoption of our tokens.

Position Tokens are a way for exchanges and applications to differentiate themselves by offering users the tokens they want to trade. These businesses and their market makers will use our platform to generate Position Tokens to satisfy end-user demand. We receive a fee for each token that is generated, and tokens expire after 28 days, resulting in recurring revenue as tokens are reissued.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $1,500,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $350,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Tiered Preferred Equity  (SWIFT) |
| Purchase Price: | US $0.6734 no later than Oct 25, 2019 (20.0% discount) |
| | US $0.7576 no later than Nov 8, 2019 (10.0% discount) |
| | US $0.8418 Final |
| Pre-money valuation: | US $11,380,900 |
| Liquidation preference: | 1.0x |

### Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Investment Proxy Agreement | Investors who invest $50,000 or less will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details. |

| | |
|---|---|
| Closing conditions: | While MARKET Protocol has set an overall target minimum of US $350,000 for the round, MARKET Protocol must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to MARKET Protocol's Form C. |
| Regulation CF cap: | While MARKET Protocol is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



If Minimum Amount Is Raised                      If Maximum Amount Is Raised

General Expenses    Marketing    Legal Expenses          General Expenses    Marketing    Legal Expenses
Contract Staff    Payroll & Benefits                      Contract Staff    Payroll & Benefits

## Investor Perks

$1,500 - Swag bag including a T-shirt, and sticker pack

$5,000 - Above, plus a MARKET Protocol hoodie, KeepKey hardware wallet, ($3,000 in the first two weeks)

$25,000 - Above and quarterly calls with the founders to discuss project updates and the state of the industry

$100,000 - Above plus meet and greet with Founders in Los Angeles or Denver, hotel and domestic airfare included

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of MARKET Protocol's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed | | | Other | |
|---|---|---|---|---|
| Round Size | US $575,000 | | Round Size | US $2,440,000 |
| Closed Date | Jan 1, 2017 | | Closed Date | Nov 1, 2018 |
| Security Type | Common Equity | | Security Type | Preferred Equity |
| Pre-money Valuation | US $3,300,000 | | Pre-money Valuation | US $10,000,000 |

## Market Landscape

**Addressable Market:**

The crypto space trades about $5 billion daily vs $5 trillion traded on traditional exchanges (stocks, bonds, fx). With MARKET Protocol we can bring these two worlds together by tokenizing new and traditional assets. Our initial users will be the millions of crypto users and traders across 100s of crypto exchanges who primarily trade spot crypto assets and almost no traditional assets.

As the crypto space matures we see our user base expanding to both the financially underserved (offering price stability and high-quality investment) and the traditional finance space (removing credit, reducing costs, increasing transparency).

**Competitive Landscape:**

Traditional exchanges like the CME and CBOE offer derivatives, however, they are focused on professional traders and institutions. Centralized crypto exchanges like Bitmex and OKex list crypto derivatives but expose traders to credit risk and socialized losses. Both options are limited in product offerings accessibility.

Further, traders take unnecessary risks accepting around custody, socialized losses and forced liquidations because there's simply no alternative.

## Risks and Disclosures

*The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain, and new regulations or policies may adversely affect the development of the Company's products.* Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users of the to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

***The previous and future issuances of tokens may constitute the issuance of a "security" under U.S. federal securities laws.*** The Company had generated and issued an initial set of tokens and intends to generate additional tokens in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with blockchain technology. The SEC's announcement, and the related Report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company has not received any opinion from an international, national, federal, state or local regulator that the Tokens, whether already issued or to be issued in the future, are securities.

If the Tokens are considered securities then their offer and sale must be registered unless an exemption is available, which also could significantly inhibit adoption and the value of the Tokens, as well as increase the compliance costs of the Company. Depending on what regulatory classification(s) may be made, there may be other securities law issues under the Exchange Act, the Investment Advisers Act of 1940, the Investment Advisers Act of 1940, the Commodity Exchange Act, or other state, federal or international statutes or regulations.

With respect to Tokens that are issued, it is possible that regulatory authorities will prevent the transfer or sale of such Tokens in accordance with applicable law regarding restrictions on the transfer of unregistered securities. The disposition of Tokens under U.S. securities law is evolving rapidly, and there is a significant risk that changes in the treatment of Tokens may significantly impact the value of the Company.

The results of defending and resolving any and all such possible disputes are impossible to predict but could amount to millions of dollars in defense costs alone. The amounts of damages or other cash awards payable in resolving such disputes are likewise impossible to predict but could conceivably amount to the entirety of the funds raised by the Company, and more. Sanctions other than rescission and awards of actual damages could include injunctions and other equitable relief, plus, particularly in the case of claims brought by the government, civil money penalties, fines and exemplary or punitive damages.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cryptocurrency trading market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company forecasts project aggressive growth post-raise.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product.*** It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its membership interests. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

***The Company may not be successful in obtaining issued patents.*** The Company filed a provisional patent application for Tradable Blockchain Asset Position Tokens. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The Company may be accused of infringing intellectual property rights of third parties.*** The Company has not evaluated whether its technology does not or will not infringe upon the intellectual property rights of any third party, and may be subject to claims of alleged infringement of the intellectual property rights of third parties. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, payment of damages or settlement amounts, and reduced confidence in the Protocol and the Tokens and the ability of users to hold and transfer Tokens in the future. Additionally, the Company may become subject to injunctions prohibiting them from using software, business processes, trademarks or other intellectual property that they currently use or may need to use in the future, or requiring the Company to obtain licenses from third parties when such licenses may not be available on feasible or acceptable terms.

A successful intellectual property claim that might prevent the Company from accessing the network or utilizing the Protocol or Tokens could force the Company to terminate development of the Protocol and liquidate the Company.

***The Company's success is dependent on consumer adoption of cryptocurrency trading, a relatively unproven market.*** The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for cryptocurrency trading is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of cryptocurrency trading that the Company has experienced in the past will continue in the future.

***Governmental regulation and associated legal uncertainties may adversely affect the Company's business.*** Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cryptocurrency trading space. Additionally, the product may be in a market where customers will not have brand loyalty.

***The Company is subject to rapid technological change and dependence on new product development.*** Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

*Officers of the Company, Seth Rubin and Collins Brown, are plaintiffs in an ongoing suit.* Rubin and Brown are suing a former employer regarding a commercial dispute originating in 2016 over a fine levied on the employer as a result of a CFTC investigation. Seth and Collins have asked a federal judge for a declaratory judgment stating that their previous employer cannot require employees to pay fines levied on the employer. The past year and a half have been spent going back and forth to determine if the dispute should be arbitrated or handled in court. This is a civil issue and there is no exposure to Market Protocol. Furthermore, there is no pending or ongoing regulatory investigation.

*The Company's Board of Managers does not keep meeting minutes from its board meetings.* Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

*The Company does not currently have employment contracts in place with certain key employees.* Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. The Company has confirmed that they are working to put in place employment agreements, but there is no guarantee that they will be entered into.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| > 📁 Pitch Deck and Overview (2 files) | Mar 18, 2019 | Folder |
| > 📁 Financials (1 file) | Mar 18, 2019 | Folder |

| | | |
|---|---|---|
| Fundraising Round (1 file) | Mar 18, 2019 | Folder |
| Miscellaneous (3 files) | Mar 18, 2019 | Folder |

## Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in MARKET Protocol

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by MARKET Protocol. Once MARKET Protocol accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to MARKET Protocol in exchange for your securities. At that point, you will be a proud owner in MARKET Protocol.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport

5.  ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, MARKET Protocol has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1.  The company becomes a fully-reporting registrant with the SEC
2.  The company has filed at least one annual report, but has no more than 300 shareholders of record
3.  The company has filed at least three annual reports, and has no more than $10 million in assets
4.  The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5.  The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now MARKET Protocol does not plan to list these securities on a national exchange or another secondary market. At some point MARKET Protocol may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when MARKET Protocol either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is MARKET Protocol's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the MARKET Protocol's Form C. The Form C includes important details about MARKET Protocol's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT F**
*Investor Deck*

# MARKETPROTOCOL

Building the next generation of safe derivatives

September 2019

This presentation contains offering materials prepared solely by Market Protocol without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Intro

- Developed over 18 months, MARKET Protocol uses blockchain technology to create digital tokens representing any crypto, stock, or commodity

- Strong founding team working together in the algorithmic trading space since 2011 with a proven track record of success

- Raising $1.5M of investment to take our applications to market and generate revenue

# Problem

**The crypto industry is immature – derivatives** (a
$10 trillion industry) **barely exist and the options that do
aren't good enough.**

# Solution

The crypto space is going to be huge, we built the next generation of safe derivatives to take us there.

MARKET Protocol created the 'legos' everyone else uses to build derivatives

Users design tokens that represent assets such as Apple shares, YEN or leveraged bitcoin



**LAAPL**
Long position token on AAPL

**sBTC**
Short position token on BTC

# Our Market

## Robust

Our starting audience is millions of traders on 100+ crypto exchanges and 10's of millions of crypto users worldwide.

## Room to grow

The top 3 crypto exchanges trade just $15 billion daily versus $5 trillion in equities and FX on traditional exchanges.

## Globally accessible

We will bring the most actively traded products in the world to exchanges and investors anywhere.

## Hungry for tokenized assets

A handful of projects tokenize assets, primarily US dollars with almost $3 billion outstanding – this is just the tip of the iceberg.

# Tokenization of Markets

| Market 1.0 | Global Value | v2.0 Projects | Tokenized Value |
|---|---|---|---|
| Currency | $8 trillion | Tether, USD Coin, etc. | $3 billion |
| Gold | $8 trillion | Digix Gold | $4 million |
| Equity | $70 trillion | Harbor, Securitize | - |
| Debt | $200 trillion | MakerDAO, Compound | $77 million |
| Real Estate | $200 trillion | RealBlocks | - |
| **Derivatives** | **$500 – 1,200 trillion** | **MARKET Protocol** | **-** |

# Product Offerings

- **MARKET Protocol (May 2019):** We built the 'legos' everyone else uses to build products.

- **MARKET Protocol Exchange (MPX – June 2019):** MPX promotes token offerings and generates feedback from traders. MPX will be upgraded to a simple trading interface.

- **Minting Platform (Polymer – July 2019):** This is where the 'legos' created with MARKET Protocol are combined to create derivatives

- **MARKET Deployer (October 2019):** Enables other teams to manage, settle and build more complex derivatives for specific use cases

# Business Model

We are launching a minting platform to create 100's of new products

- To mint tokens, users deposit collateral and pay a fee based on collateral amount. Tokens expire monthly.



## $75 million
**Collateral per token**
Contributed by users

## 0.50%
**Minting Fee**

## $100 million
**Projected Revenue**
25 tokens by 2023

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Launched 7/1/2019



- 650+ registered users, 3000+ unique website visitors

- $450,000+ in minted tokens

- $700,000+ in notional volume traded

- Traded on three exchanges — MPX, IDEX, DDEX

- Used to win 2019 ETH Berlin hackathon - LSDai

- Three other teams are building with MARKET Protocol

# MKT Token



- Limited amount initially distributed to users on our minting platform and exchange, promoting early liquidity

- Used to pay reduced minting fees, part of the proceeds will be burned.

- Remaining minting fees used as incentive for early settlement and dispute resolution, reducing reliance on oracles and 3rd parties

Simple platform for anyone to create Position Tokens


MPX
POSITION TOKENS IN CONTRACT
sBTC
Short position token on BTC expiring 01/03/2019
LBTC
Long position token on BTC expiring 01/03/2019
Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore et dolore magna aliqua. Dictum at tempor commodo ullamcorper a lacus. Id donec ultrices tincidunt arcu. Morbi tincidunt ornare massa eget egestas purus.
Id donec ultrices tincidunt arcu. Morbi tincidunt ornare massa eget egestas
MINT TOKENS
REDEEM TOKENS
Select contract
BTC ⇋ DAI
Price Floor: 2834.0 BTC
Price Cap: 9834.0 BTC
Expiration: 2d 13hr 40m
Quantity to Mint
1.23 sBTC LBTC
123 DAI
Minting 1.23 sETH and 1.23 LETH will require locking 123 DAI
MINT TOKENS
YOUR WALLET BALANCES
Tokens
Balance
DAI 2871.12
sBTC 12/25 0
LBTC 12/25 0

# Minting Platform



Leveraging our experience to deliver a best in class platform


TOOLS

Real-time stats around pricing, leverage, max gain and max loss

**Side:** ● LBTC ○ SBTC

**Token Price:** ———●——— 3000 DAI

**Implied Price**
**$9000.000**
Price Floor + Token Price

**Leverage**
**3.00x**
( Token Price + Price Floor ) / Token Price

**Max Gain**
**4000.000 DAI**
Price Cap – Implied Price

**Max Loss**
**3000.000 DAI**
Token Price

# Competitive Landscape


Decentralized
δY / δX
Limited assets
Many assets
BitMEX
CME
Centralized

# Roadmap

## Q2 2019

Launched MARKET Protocol and MPX exchange on mainnet

Launched Position Token minting platform on mainnet

## Q3 2019

Bring Position Tokens to another exchange beyond MPX

Launch single price interface for simplified trading

## Q4 2019

**Add additional crypto trading pair like ETH or EOS**

Integrate tokens with application partners (ex. wallets)

Integrate with centralized exchanges

# Founders

Seasoned traders and technologists, trading since 2005 and working together since 2011

- Algorithmic market makers on CME, CBOT, SGX, and LIFFE exchanges

- Deep domain knowledge, experts at building liquidity

- Over 25 million futures contracts traded

- Blockchain space since 2015



Seth Rubin



Collins Brown

# Investment Opportunity

- Raising $1.5M of investment, providing 18 months of runway

- Previous funding:

- $2.5M raised in previous seed and SAFT rounds

- Wyre, PreAngel, Zero G Capital, Spartan Group, Andrew Keys (Co-Founder of ConsenSys Capital), and Erik Voorhees (Founder & CEO of Shapeshift)

## Use of Funds:

- Launch MARKET Protocol, minting platform, and MPX

- Continue development of platform, protocol, and ecosystem













**Website**

**Telegram**

**Blog**

**Technical Documentation**

**Github**

EXCHANGE
dApp
AAPL
MARKET
PROTOCOL
ethereum
BLOCKCHAIN

**EXHIBIT G**
*Video Transcript*

**Exhibit E**
**Video Transcript**

**MARKET Protocol Explainer Video**
https://www.youtube.com/watch?v=s0uDfsWt474

Market Protocol. Redefining the financial landscape through blockchain technology. Typically, investors and traders have two goals: to generate wealth and protect the wealth they already have, but most people around the world can't access high quality assets, hedge, or manage risk, invest safely, or build wealth, resulting in unnecessary risks and lost opportunity. Market Protocol tackles this problem head-on by enabling digital tokens that track a variety of assets. With it a person in the Philippines could invest in a US stock index, someone in Venezuela could access the reserve currency, or a speculator could profit from a decline in the price of a Litecoin or Monero. Our technology incorporates the security, transparency, and accessibility of the Ethereum blockchain, removing centralized intermediaries and market inefficiencies. Our digital tokens are easily tradable and follow the ERC 20 standard, enabling exchanges and applications to provide users with new trading opportunities and asset classes. Tokenized assets have taken off, mostly as USD stable coins, but this is just the beginning. We plan to launch tokens representing everything from oil and stocks to synthetic crypto. Market Protocol can create digital tokens for any asset. With it, we have an opportunity to define a global market by delivering access and value to anyone in the world.